SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended December 31, 2003

NORSK HYDRO ASA

(Translation of registrant’s name into English)

Bygdøy allé 2
N-0240 OSLO
Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
for the year ended 31 December, 2003

In this Quarterly Report on Form 6-K (the “Report”), references to the “Company” are to Norsk Hydro ASA; references to “Hydro” or the “Group” are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in Norwegian kroner (“NOK”). In this Report, references to “US dollar”, “USD”, or “$” are to United States dollars.

P r e l i m i n a r y   r e s u l t s   2 0 0 3   -   N o r s k   H y d r o

CONSOLIDATED RESULTS (US GAAP)
(UNAUDITED)

	Fourth quarter				Year
	2003	2003	2002	2003	2003	2002

Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK

Operating revenues	44,533	5,306	44,007	171,782	20,468	167,040

Operating income	7,137	850	5,996	24,258	2,891	19,841
Non-consolidated investees	379	45	484	1,229	146	33
Interest income and other financial income	349	42	334	1,467	175	1,418
Other income (loss), net	490	58	—	(1,212)	(145)	219

Earnings before interest expense and taxes (EBIT)	8,355	995	6,814	25,742	3,067	21,511
Interest expense and foreign exchange gain/(loss)	22	3	223	(1,266)	(151)	517

Income before taxes and minority interest	8,377	998	7,037	24,476	2,916	22,028
Income tax expense	(4,636)	(552)	(3,729)	(13,937)	(1,661)	(13,278)
Minority interest	24	3	(28)	148	18	15

Income before cumulative effect of change in accounting principle	3,765	449	3,280	10,687	1,273	8,765
Cumulative effect of change in accounting principle	—	—	—	281	34	—

Net income	3,765	449	3,280	10,968	1,307	8,765

Earnings per share before change in accounting principle (in NOK and Euro)	14.70	1.75	12.70	41.50	4.94	34.00
Earnings per share (in NOK and Euro)	14.70	1.75	12.70	42.60	5.08	34.00

Financial data

EBITDA2) — million	12,398	1,477	10,455	43,253	5,154	35,658
Investments — million	5,187	618	5,949	18,900	2,252	45,716
Net interest-bearing debt/equity 3)	0.38	0.38	0.60	0.38	0.38	0.60

1)	Presentation in Euro is a convenience translation based on the exchange rate at December 31, 2003, which was 8.3928.
2)	Earnings Before Interest, Tax, Depreciation and Amortization. See page 20.
3)	Net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases.

2  Norsk Hydro’s preliminary results – 2003

Hydro’s net income in 2003 was NOK 10,968 million (NOK 42.60 per share) compared with NOK 8,765 million (NOK 34.00 per share) in 2002.

The result reflects overall improvements in Hydro’s main business areas compared to the prior year. The most substantial improvement related to a significant increase in oil and gas production together with somewhat higher oil and gas prices. The fertilizer business also improved its results due to higher product prices and productivity gains. The improvement programs carried out by Aluminium generated considerable savings for the year, although the weaker US dollar had a negative influence on earnings for Aluminium and the other business areas.

In the fourth quarter Hydro’s net income was NOK 3,765 million (NOK 14.70 per share), compared with NOK 3,280 million (NOK 12.70 per share) for the corresponding period in 2002. Operating income in the fourth quarter amounted to NOK 7,137 million, compared with NOK 5,996 million in the same period last year.

The Board proposes to the Annual General Assembly a dividend of NOK 11.00 per share for 2003, compared with NOK 10.50 for 2002.

“2003 was a very good year for Hydro,” says President and CEO Eivind Reiten. “Our three business areas show solid improvement. Even though market conditions have been good for many of our products, the improvements also reflect the efficient implementation of improvement programs. We have also made important strategic decisions, and the listing process for Agri is progressing according to plan.”

“Markets for semi-fabricated aluminium products have been weak, but we can see small signs of improvement. The competitive position for our European aluminium smelters is challenging, and we will continue our work to improve cost position in these plants” says Reiten.

In the fourth quarter of 2003 Hydro’s oil and gas production was 596,000 barrels of oil equivalents (boe) per day. Production for the year averaged 530,000 boe per day, an increase of about 10 percent from 2002. The growth in production was evenly distributed between oil and gas. The strong production growth was above original targets, and reflected high production regularity and high gas off-take in the period. Average production for 2004 is estimated to be 560,000 boe per day. Hydro added new oil and gas reserves comprises 215 percent of its annual production. The increase in reserves is primarily attributable to the Ormen Lange gas field, for which the development plan was submitted to the authorities in the fourth quarter of 2003.

Aluminium operations posted a notably improved result in the final quarter, with greater production volumes, a higher metal price and the business area’s cost improvement program all impacting positively, although a weaker dollar exchange rate resulted in a negative effect. However, markets for semi-fabricated products was weak. The improvement program implemented following the acquisition of VAW has now been completed, achieving an annual cost reduction effect in line with the target of NOK 2.5 billion.

Hydro Agri has achieved very good results in both the fourth quarter and in 2003 as a whole. Higher fertilizer prices and sound operations at production plants have contributed to the improved results, while higher energy costs have had a negative influence.

Hydro’s Extraordinary General Meeting resolved on 15 January 2004 to demerge Hydro Agri. The new company will be named Yara International ASA, and be listed on the Oslo Stock Exchange. The company will have approximately 7,600 employees and be headquartered in Oslo where it will be among the larger public companies in Norway. Yara has the right to use Hydro’s former viking ship logo, which is an important fertilizer brand. Every Hydro shareholder, at the listing date, will obtain one Yara share for each Hydro share held. In the demerger, 80 percent of the Yara shares will be distributed to Hydro’s shareholders. Provided that prevailing market conditions permit, Hydro intends to sell the remaining 20 percent of the Yara shares in an offering at the time of the consummation of the demerger. The Yara shares to be offered by Hydro have not been and will not be registered under the U. S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U. S. Securities Act.

The provision for current and deferred taxes for 2003 amounted to NOK 13,937 million, approximately 57 percent of pre-tax income. The tax provision has been strongly influenced by the effects of amendments to the Norwegian tax regulations relating to the future costs of removing oil and gas installations on the Norwegian continental shelf after production has ceased. In addition, the tax provision for the third quarter included a one time positive effect of NOK 139 million relating to the final conclusion of an outstanding tax ruling in Norway. Excluding these effects, tax expense amounted to 62 percent of pre-tax income for 2003.

Investments in 2003 amounted to NOK 18.9 billion. The amount includes NOK 1.9 billion resulting from Hydro’s adoption of Financial Accounting Standard No. 143, relating to asset retirement obligations. Excluding this effect, investments were NOK 17 billion for 2003. Just over half of the investment amount related to oil and gas operations. Investments are slightly lower than planned, partly because of savings in development projects.

Cash flow from operations for 2003 was NOK 24.6 billion compared to NOK 21.8 billion for 2002. The increase compared to last year is mainly due to higher earnings.

Following the acquisition of VAW in 2002 Hydro established a goal to dispose of non-core business assets totaling NOK 10 billion. As of the end of 2003, disposals have been completed or agreed for approximately NOK 9.8 billion.

All comparative figures are for the corresponding period in 2002 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2003 presentation.

Norsk Hydro’s preliminary results – 2003  3

Fourth quarter 2003

		Non-cons. inv.,
	Operating	Interest &	Other	Depreciation
NOK million	income (loss)	selected fin. items	income	and amortization	EBITDA

Hydro Oil & Energy	5,994	37	490	2,618	9,139
Hydro Aluminium	709	119	—	981	1,809
Hydro Agri	907	288	—	289	1,484
Other Activities	10	170	—	152	332
Corporate and Eliminations	(483)	114	—	3	(366)

Total1)	7,137	728	490	4,043	12,398

Year 2003

		Non-cons. inv.,
	Operating	Interest &	Other		Depreciation
NOK million	income (loss)	selected fin. items	income (loss)		and amortization		EBITDA

Hydro Oil & Energy	21,143	154	816		9,713		31,826
Hydro Aluminium	2,456	517	—		3,525		6,498
Hydro Agri	2,800	794	—		1,154		4,748
Other Activities	(414)	492	162		900		1,140
Corporate and Eliminations	(1,727)	739	(2,190	)2)	2,219	2)	(959)

Total1)	24,258	2,696	(1,212)		17,511		43,253

1)	See specification on page 26.
2)	Includes non-cash charge relating to an expected state grant pertaining to an asset removal obligation of NOK 2,207 million (page 14).

EBITDA for 2003 was NOK 43,253 million (NOK 35,658 million). EBITDA for the fourth quarter was NOK 12,398 million (NOK 10,455 million).

Earnings from non-consolidated investees amounted to NOK 379 million in the fourth quarter compared to NOK 484 million in the fourth quarter of 2002. For the year as a whole, earnings from non-consolidated investees was NOK 1,229 million compared to NOK 33 million in 2002. A currency loss of NOK 461 million relating to alumina operations in Brazil influenced the result in 2002, compared to a currency gain of NOK 218 million in 2003. Excluding these effects, earnings improved by NOK 517 million for the year as a whole primarily due to stronger results from non-consolidated investees which are part of the Agri business area reflecting high ammonia and urea prices.

Pension benefit obligations
As of 31 December 2003 Hydro’s pension plans included pension benefit obligations (PBO) amounting to NOK 29.2 billion, while the market value of the Company’s pension fund assets was NOK 18.7 billion. This results in a net unfunded obligation of NOK 10.5 billion. In addition, early retirement plans and other pension obligations are estimated at NOK 1.5 billion, resulting in a total net unfunded pension commitment of NOK 12 billion, of which NOK 2.7 billion is reflected as net liability in the balance sheet. Hydro’s net pension costs for 2003 amounted to NOK 2.5 billion. Pension related cash disbursements in 2003 amounted to NOK 2 billion.

Other income amounted to NOK 490 million for the quarter consisting of a gain on the sale of Hydro’s share in Skandinaviska Raffinaderi AB, the Scanraff oil refinery. For the year 2003 as a whole, other items resulted in a loss of NOK 1,212 million. The loss included a charge of NOK 2,207 million resulting from new Norwegian tax regulations relating to the removal costs for oil and gas installations on the Norwegian continental shelf. In accordance with earlier regulations, removal costs could not be deducted when calculating taxable income. Instead, the Norwegian state assumed a portion of the removal costs by means of a special removal grant for each license calculated on the basis of the average tax rate incurred by the participating companies over the license period. The new rules permit removal costs to be deducted from taxable income. The amendment resulted in a charge in the second quarter representing the estimated value of existing grants. The charge had no cash effect. At the same time, a deferred tax asset representing the value of the new tax deductions (calculated at 78 percent of the accrued asset removal obligation), was included as a reduction to the tax provision for the second quarter in the amount of NOK 2,380 million.

Hydro’s CROGI (Cash Return on Gross Investment) for 2003 was 9.8 percent, compared to 8.5 percent for 2002.

4  Norsk Hydro’s preliminary results – 2003

HYDRO OIL & ENERGY

Operating income (loss)

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Exploration and Production	5,332	4,477	18,500	13,137
Energy and Oil Marketing	667	881	2,668	2,784
Eliminations	(5)	26	(25)	26

Total	5,994	5,384	21,143	15,947

EBITDA

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Exploration and Production	7,812	6,729	27,624	21,593
Energy and Oil Marketing	1,331	1,132	4,226	3,721
Eliminations	(4)	26	(24)	26

Total	9,139	7,887	31,826	25,340

	Fourth quarter		Year
	2003	2002	2003	2002

Oil and gas production (thousands boe/d)	596	540	530	480
Oil price (USD/bbl)	29.10	25.60	28.70	24.70
Oil price (NOK/bbl)	200.90	186.70	202.90	194.20
Average exchange rate USD/NOK	6.90	7.30	7.07	7.88
Gas price (NOK/Sm3)	1.06	0.98	1.03	0.95
Exploration expense (NOK million)	468	566	1,557	3,558

Hydro Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.

Operating income for Oil & Energy in the fourth quarter was NOK 5,994 million compared with NOK 5,384 million in the same period last year. Operating income for 2003 as a whole was NOK 21,143 million, an increase of 33 percent compared with 2002.

Hydro’s average realized crude oil price during the fourth quarter was USD 29.1 per barrel, compared with USD 25.6 per barrel in the corresponding period last year. Measured in Norwegian kroner, the oil price was about eight percent higher than in the fourth quarter of 2002, and about four percent higher for the year as a whole.

Realized prices for Hydro’s gas volumes in the fourth quarter were eight percent higher than in the corresponding period last year, and amounted to NOK 1.06 per Sm3. For 2003 the gas price was approximately eight percent higher than for 2002.

Prices in the Nordic market for electrical power remained stable throughout the fourth quarter 2003. The spot price averaged NOK 283 per MWh, compared with NOK 371 per MWh in the corresponding period last year. Forward prices for the supply of electrical power until 2006 were on roughly the same level as at the end of third quarter. Water reservoir levels in Norway and Sweden were approximately 20 percent below normal at the end of 2003, but higher than at the corresponding time of 2002.

The acquisition of Duke Energy Europe Northwest BV and the divestment of Hydro’s interest in the Scanraff refinery, were completed in the fourth quarter. The Scanraff divestment resulted in a tax free gain of NOK 490 million.

EBITDA for Oil & Energy for the fourth quarter was NOK 9,139 million, an increase of 16 percent compared with the same period last year. EBITDA for 2003 as a whole was NOK 31,826 million, an increase of 26 percent compared with 2002.

Factors affecting developments in the coming months: Production on Grane is expected to increase in 2004, contributing significantly to the growth in oil and gas production. The production target for 2004 is 560,000 boe per day. Following the Scanraff sale in December, Hydro is no longer involved in refinery operations. Scanraff generated operating income of approximately NOK 200 million in 2003.

Norsk Hydro’s preliminary results – 2003  5

EXPLORATION AND PRODUCTION

Operating income from Exploration and Production for the fourth quarter of 2003 was NOK 5,332 million, 19 percent higher than in the fourth quarter of 2002. Operating income for 2003 as a whole was NOK 18,500 million, 41 percent higher than in 2002. Production of both oil and gas increased compared to 2002 and was 10 percent higher in the fourth quarter compared to the same period last year. The positive effect of higher oil prices in US dollars during 2003 was offset somewhat by the decline in the US dollar/Norwegian kroner exchange rate. However, oil prices measured in Norwegian kroner were higher than in the previous year, both for the quarter itself and for the year as a whole. Exploration costs of NOK 1,557 million were charged to income in 2003, a reduction of NOK 2 billion compared with 2002.

Hydro’s production of oil and gas in the fourth quarter of 2003 averaged 596,000 boe per day, an increase of 56,000 boe per day compared with the fourth quarter 2002. Oil production in the fourth quarter was 430,000 barrels, 33,000 barrels more than in the same period last year. The increase resulted from new fields coming on stream including Grane, Fram Vest, Mikkel and the Vigdis extension on the Norwegian continental shelf as well as Jasmim in Angola and Murzuq A in Libya. Planned maintenance shutdowns resulted in an oil production shortfall of approximately 4,000 barrels per day during the quarter. Gas production in the quarter was approximately 16 percent higher than in the corresponding period last year. The increase was partly due to greater volumes sold to continental customers and new fields coming on stream including Tune, Sigyn and Mikkel. For 2003 as a whole, total oil and gas production was 530,000 boe per day representing an increase of 10 percent compared with 2002.

Costs including production costs, depreciation and net tariffs in 2003 amounted to NOK 75.7 per boe produced (NOK 79.4 in 2002). The reduction was primarily due to increased production and improved production regularity. Production costs1) excluding depreciation and net tariffs in 2003 amounted to NOK 21 per boe.

Exploration costs of NOK 468 million were charged to the result in the quarter, compared to NOK 566 million in the fourth quarter of last year. A well completed on Block 34 in Angola during the quarter was considered commercially nonviable. In addition, due to technical problems experienced during drilling, the exploration well on the Anaran concession in Iran was terminated prematurely. As a result, the well was sealed and related costs were expensed. A new exploration well is planned for the same prospect this year. Overall exploration activity was lower than during the fourth quarter of last year. In December, Hydro was awarded nine licenses relating to the Norwegian Oil Directorate’s offer of “Awards in Predefined Areas 2003” in the North Sea. Six of the licenses were awarded as operator.

Development projects: The Ormen Lange project is on schedule. The Plan for Development and Operation (PDO) was submitted to the Norwegian authorities at the beginning of December 2003. The field is expected to produce significant new volumes of gas, which are planned for sale on the UK gas market. The field is expected to come on stream in autumn 2007. A plan for the installation and operation of a new gas pipeline, called Langeled, was submitted together with the PDO for Ormen Lange. Langeled will transport gas from Ormen Lange to the UK via the Sleipner gas processing center. The PDO for Oseberg Vestflanken was submitted and approved by the authorities during the fourth quarter of 2003. Production on Vestflanken is expected to come on stream in the autumn of 2005. The Vigdis Extension came on stream in October, three months ahead of schedule. Jasmim in Angola came on stream at the beginning of November, while Murzuq A in Libya came on stream in October.

Purchase and sale of fields: Hydro signed an agreement to sell its 10 percent share in the Snøhvit field to Statoil. The transaction will be reflected in the results after approval by the Norwegian authorities and is expected to result in a gain of roughly NOK 100 million after tax. An agreement was also signed with Statoil for the purchase of a two percent share in the Kristin field. The transaction will be recorded after the agreement has been approved by the Norwegian authorities. As a result of this agreement, Hydro will own 14 percent of the Kristin field, boosting its position on the NCS outside of the Mid-Norway area. Both agreements result from Hydro’s strategy to optimize its oil and gas portfolio. Approval of the agreements by the Norwegian authorities is expected during 2004. Final approval of the sale of Hydro’s share in the Gjøa field was not received until January 2004. This sale is expected to result in a gain of approximately NOK 280 million after tax and will be reflected in the first quarter 2004 results.

Hydro’s remaining proved oil and gas reserves were 2,449 million barrels of oil equivalents (mboe) at the end of 2003. At the end of 2002 the remaining proved reserves were 2,225 mboe. Hydro’s reserve replacement ratio for 2003 was 215 percent, including reserves of 1 mboe relating to sold interests in the Brage and Njord fields. The reserve replacement ratio was 216 percent excluding purchases and sales of license interests and 141 percent for the three year average. The increase in the reserves resulted from the reclassification of technical resources to proved reserves in Norway, in particular Ormen Lange (SEC reserves: 336 mboe) and Vestflanken, as well as revisions of reserves relating to producing fields. Reserve life (defined as the number of years

1)	Production costs is comprised of the cost of operating fields including CO2 emission tax, insurance, gas purchase for injection, and lease costs for production installations, but excluding transportation tariffs, operation cost for transportation systems and depreciation.

6  Norsk Hydro’s preliminary results – 2003

of production from proved reserves at the present production level) was 13 at the end of 2003; comprised of 7 years for oil and 28 years for gas.

Hydro’s discovery and development costs amounted to NOK 23 per boe in 2003. For the three-year period 2001 to 2003, discovery and development costs amounted to NOK 41 per boe, corresponding to US dollar 5.1 per boe.

EBITDA for Exploration and Production in the fourth quarter was NOK 7,812 million, an increase of 16 percent compared with the same period last year. EBITDA for 2003 as a whole was NOK 27,624 million, a 28 percent increase compared to 2002.

ENERGY AND OIL MARKETING

Operating income for Energy and Oil Marketing in the fourth quarter 2003 was NOK 667 million (NOK 881 million). Operating income for 2003 was NOK 2,668 million, a decrease of approximately four percent compared with 2002.

Operating income for Power Supply and Marketing was NOK 363 million lower in the fourth quarter 2003 than in the same period in 2002. The decline results from lower production, a lower average spot price in December, and unrealized earnings of roughly NOK 300 million included in income in the fourth quarter 2002. Power production in the fourth quarter 2003 was 2.0 TWh, 17 percent lower than in the corresponding period in the previous year. Power production in 2003 was 7.5 TWh, 27 percent lower than 2002, and approximately 12 percent lower than normal.

Operating income for the Gas activities improved by NOK 236 million in the fourth quarter compared with the same period in the prior year. Results for Gas Supply and Marketing operations increased by NOK 93 million primarily as a result of improved trading results. Gas Infrastructure activities generated NOK 143 million of improved results mainly due to higher tariff revenues resulting from increased volumes of gas transported through the system as well as reduced depreciation resulting from the extended license period for a number of gas pipelines following the establishment of Gassled in January 2003.

Operating income from Oil Trading and Refining fell by NOK 51 million in the fourth quarter 2003 compared with the same period last year, mainly due to lower trading results. Refining margins improved during 2003, averaging approximately USD 4.1 per barrel compared with USD 2.2 per barrel in 2002. Refining margins in the fourth quarter of 2003 was on the same level as the average for the year as a whole. Operating activities relating to the Scanraff refinery are reflected in the results for the period up until 17 December 2003.

Operating income for Oil Marketing increased by NOK 19 million in the fourth quarter 2003 compared with the fourth quarter 2002. For 2003 as a whole, operating income fell by NOK 84 million compared with 2002. During 2003, Oil Marketing incurred an inventory loss of NOK 41 million compared with a gain of NOK 47 million in 2002.

EBITDA for Energy and Oil Marketing was NOK 1,331 million in the fourth quarter 2003, representing an increase of 18 percent compared with the same period last year. EBITDA for 2003 as a whole was NOK 4,226 million, an increase of 14 percent compared with 2002. The sale of the Scanraff refinery resulted in a gain of NOK 490 million. The results for 2003 also include a pre-tax gain of NOK 326 million resulting from the disposal of Hydro’s ownership interests in Sundsfjord Kraft ANS, in return for 20.2 percent of the shares in SKS Produksjon AS during the second quarter. A gasoline price war in Denmark has had a considerably negative effect on results for Hydro Texaco for the quarter.

Norsk Hydro’s preliminary results – 2003  7

HYDRO ALUMINIUM

Operating income (loss)

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Metals	608	425	2,293	1,690
Rolled Products	61	(187)	132	(295)
Extrusion and Automotive	60	(29)	98	14
Other and eliminations1)	(20)	21	(67)	289

Total	709	230	2,456	1,698

EBITDA

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Metals	1,136	964	4,298	2,703
Rolled Products	268	47	835	258
Extrusion and Automotive	426	285	1,432	1,084
Other and eliminations	(21)	20	(67)	289

Total	1,809	1,316	6,498	4,334

	Fourth quarter		Year
	2003	2002	2003	20022)

Aluminium price LME (USD/tonne)	1,488	1,343	1,440	1,372
USD/NOK, realized3)	7.10	7.49	7.25	8.21
Primary production (Kmt)	388	349	1,473	1,253

1)	Includes urealised gains and losses on LME-contracts. The effects of these contracts are included in the results for the segment when realized.
2)	Revised figures to include hedges.
3)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in EBITDA.

The Aluminium business area is comprised of the sub-segments Metals (Primary Metals and Metal Products), Rolled Products, and Extrusion and Automotive (including the North America unit). During the first quarter of 2002, Hydro acquired VAW Aluminium and Technal. Hydro’s consolidated results include the operating results of VAW as of 15 March 2002 and Technal, as of 26 January 2002.

Aluminium’s operating income for the quarter was NOK 709 million (NOK 230 million). Excluding infrequent items in both periods, operating income was NOK 678 million, an improvement of NOK 407 million compared to the fourth quarter of 2002. Increased margins and volumes were the main reasons for the improvement.

Higher aluminium prices for Metals and increased volumes of higher margin products in Rolled Products lead to improved margins. Volumes were higher as a result of increased production capacity in Metals and Automotive as well as better market conditions for extruded products in Europe. Results benefited from improvement programs that exceeded targets. Savings were offset however, by higher fixed costs and depreciation mainly relating to the ramp up of new activities. Fourth quarter operating income was positively impacted by net changes to provisions, including the settlement of several claims of NOK 122 million. Aluminium’s results were negatively impacted by lower average USD to NOK compared to the fourth quarter of 2002 affecting realized aluminium prices. This was partly offset by translation effects of a stronger EUR to NOK for subsidiaries in Europe.

Western World shipments of primary metal grew an estimated 4.6 percent for 2003 compared to the same period last year while production increased an estimated 3.1 percent. Reported inventories at the end of the year were about three percent (100,000 tonnes) higher than at the end of 2002. The average market price for aluminium (LME 3 monthly average) was USD 1,521 per tonne for the fourth quarter 2003, which was USD 163 per tonne higher than the corresponding period last year. This was up seven percent from the previous quarter.

Total European consumption for Rolled Products declined but there were more positive signs in the North American market. Demand strengthened somewhat for extruded products.

8  Norsk Hydro’s preliminary results – 2003

Improvement programs were initiated in 2001 and 2002 to improve operating results, including reductions of annual costs, by NOK 2.5 billion compared to the combined cost level of VAW and Hydro Aluminium businesses in 2001. The target was achieved, and the full year effect for 2004 is expected to be in line with the target of NOK 2.5 billion. The accumulated cost of the program was NOK 1,166 million (NOK 85 million for the fourth quarter and NOK 176 million for 2003) which was NOK 397 million below the original cost estimate.

Infrequent items2): In order to better understand Hydro Aluminium’s underlying performance, in the discussion below, operating income has been adjusted for certain items referred to as infrequent items (see discussion on Non-GAAP Measures of Financial Performance on page 20 of this report).

Net infrequent items in the fourth quarter of 20033) amounted to a gain of NOK 31 million while NOK 94 million of infrequent items were charged for the year4) as a whole.

Operating income for the full year, excluding new business and infrequent items, declined approximately NOK 143 million. Margins, excluding the effect of hedge programs, were approximately NOK 560 million lower compared with 2002. Margins improved for Rolled Products and Extrusion but were weaker for Metals and Automotive. During 2003, aluminium prices measured in Norwegian kroner fell by seven percent compared with 2002. As a result, margins were substantially weaker in Metals compared to 2002 reducing results by approximately NOK 760 million. The decline was offset by contribution from hedges and higher trading results. However, higher fixed cost and depreciation from ramp up of new production capacity and unrealized losses on LME contracts, more than offset the savings from improvement programs and the contribution from increased volumes.

EBITDA for the fourth quarter of 2003 was NOK 1,809 million, an increase of NOK 493 million compared to the same period last year. EBITDA was influenced by an unrealized currency gain of NOK 10 million in the fourth quarter of 2003 compared to NOK 165 million for the same period of 2002 relating to Alunorte in Brazil. Excluding infrequent items and the currency effects related to Alunorte, EBITDA improved NOK 576 million for the fourth quarter.

EBITDA for 2003 was higher than the same period last year largely due to the inclusion of VAW for the entire period of 2003 and due to lower infrequent items. Unrealized currency gains relating to Alunorte were NOK 218 million for 2003 compared to a loss of NOK 461 million for 2002.

Factors affecting developments in the short-term outlook: Economic indicators are increasingly positive for 2004, however, they continue to lead physical indicators (such as increased order and shipment levels). Europe market sentiment is positive but lags in relation to US indicators. The outlook for Asia remains strong.

It is expected project that Western World shipments of primary aluminium will increase five percent, equivalent to approximately 1,200,000 tonnes in 2004 compared to 2003. Western World production is expected to increase by 700,000 tonnes in 2004. This is expected to improve the market balance. However, difficulties in projecting the development in China adds to the uncertainty on a global basis.

Consumption of flat rolled, extruded and automotive products is expected to grow compared to 2003. Projections for 2004 as a whole vary from around 2 to 3.5 percent depending on product and market.

Due to cost level and currency, Hydro’s European smelters face challenges in reaching acceptable profitability. Hydro is in process of reviewing the competitive position of these smelters and individual under-performing units to identify improvement measures. It is not possible at this time to predict the possible improvement potential, timing or associated rationalization costs that may be incurred.

2)	See discussion on Non-GAAP Measures of Financial Performance on page 20 of this report.
3)	Infrequent charges split by segment for the fourth quarter of 2003 (and for the year 2003) were: Metals NOK 0 million (gain of NOK 19 million); Rolled Products charge of NOK 37 million (NOK 71 million); and Extrusion and Automotive gain of NOK 68 million (charge of NOK 42 million). The main infrequent charges in the fourth quarter of 2003 included demanning and rationalization costs of approximately NOK 46 million and a reversal of an accrual for a litigation settlement of NOK 77 million. Infrequent items for the year of 2003 were NOK 140 million (USD 20 million) related to the loan loss provision on a subordinated loan provided to Goldendale Aluminium Inc., the fourth quarter accrual reversal of the litigation settlement of NOK 77 million, demanning and rationalization cost of NOK 90 million and the reversal of an environmental accrual of NOK 59 million.
4)	Infrequent charges (including restructuring) impacting operating income for the fourth quarter of 2002 were NOK 41 million (NOK 708 million for the year 2002). The costs mainly relate to manning reductions in connection with the improvement programs, VAW integration costs and higher cost of goods sold from VAW inventories due to the fair value adjustment as of the acquisition date. Metals downwardly revised restructuring accruals related to Magnesium resulting in a gain of NOK 10 million for 2002. Infrequent charges split by segment for the fourth quarter of 2002 (and for the year 2002) were: Metals charge of NOK 76 million (NOK 348 million); Rolled Products gain of NOK 12 million (charge of NOK 223 million) and Extrusion and Automotive gain of NOK 23 million (charge of NOK 137 million).

Norsk Hydro’s preliminary results – 2003  9

METALS

Operating income for the fourth quarter was NOK 608 million (NOK 425 million). Adjusted for infrequent items, operating income increased by NOK 107 million. The increase was mainly due to higher volumes and margins. Margins rose principally due to higher aluminium prices compared to the fourth quarter of 2002. Much of the remaining variance is attributable to new capacity coming on stream. The positive contribution of volumes was offset by increased fixed cost and higher depreciation mainly related to the start of new production capacity for primary metal.

For the fourth quarter of 2003, Hydro’s realized aluminium price strengthened to USD 1,488 per tonne compared to USD 1,343 per tonne for the same quarter of 2002. The realized NOK / USD exchange rate declined by five percent to NOK 7.10 over the same period. Measured in Norwegian kroner, the realized aluminium price improved by approximately five percent. The realized price and exchange rates include the effect of hedges.

Excluding hedges, improved margins contributed approximately NOK 115 million for the fourth quarter of 2003 compared with the corresponding period of 2002. Product premiums (particularly for extrusion ingot) were higher in USD but roughly unchanged stated in Norwegian kroner. In addition to higher aluminium prices, stronger magnesium margins as well as a one time positive adjustment to tolling fees of NOK 34 million were the major sources of improvement.

Realized effects of hedges, which are comprised of LME future contracts and US dollar forward contracts, positively impacted the results by about NOK 70 million in the fourth quarter of 2003. LME future contracts relating to Sunndal are spread evenly over the quarters while the amounts of US dollar forward contracts vary by quarter.

Volumes for Hydro’s primary metal increased approximately 11 percent reflecting the new capacity from Sunndal. Depreciation rose principally for the same reason but also included a write down of assets of NOK 20 million.

Fixed costs increased approximately NOK 68 million compared to the fourth quarter 2002 mainly due to the start up of new capacity and rationalization costs. A litigation claim was settled in the fourth quarter of 2003. As a result, an accrual of approximately NOK 32 million was reversed.

Realized operating results for trading activities were approximately NOK 49 million higher compared to the fourth quarter of 2002. This was mainly due to the positive impact of a stronger EUR/USD exchange rate.

Operating income for 2003 amounted to NOK 2,293 million (NOK 1,690 million). Excluding VAW activities for the first quarter, restructuring and infrequent items, operating income weakened by NOK 69 million. The picture for the year as a whole was substantially different than for the fourth quarter. The effect of the 12 percent lower realized NOK / USD exchange rates substantially exceeded the five percent improvement in realized aluminium prices and higher product premiums. Resulting lower net margins reduced operating income by about NOK 760 million compared with 2002. However, this was mitigated by positive effects from hedges (NOK 323 million) and improved trading results (NOK 460 million). The total realized gain on hedges was NOK 476 million for 2003 of which the Sunndal hedge contributed about NOK 240 million. Trading results improved mainly due to currency gains. Improvement resulting from higher sales volumes was largely offset by higher fixed cost and depreciation.

EBITDA for Metals in the fourth quarter of 2003 was NOK 1,136 million (NOK 964 million). Excluding infrequent items and the currency effects for Alunorte, EBITDA increased by NOK 251 million. EBITDA for 2003 was also higher than in the corresponding period last year. Excluding VAW activities for the first quarter, infrequent items and currency effects for Alunorte, EBITDA was NOK 3,587 million (NOK 3,447 million).

Hydro’s expansion projects are progressing according to plan and within budget. The expansion project for the aluminium plant in Sunndal, Norway, has now started up the first two sections of the new capacity and the remainder is planned to be phased in with completion in the autumn of 2004.

Hydro sold its interest in the aluminium recycling plant, IMCO in Germany. The sale had no material income statement effect.

In the third quarter of 2003, Hydro announced that production facilities using Søderberg technology in its primary aluminium plants at Årdal and Høyanger in Norway would be closed at the latest by the end of 2006 due to new emission standards. A project to evaluate the impact of the closures on manning, restructuring and other sustainability issues relating to the locations was established. Further work in 2004 will be required to determine timing and implications of this improvement program.

ROLLED PRODUCTS

Operating income for Rolled Products was NOK 61 million for the fourth quarter of 2003, an improvement of NOK 248 million from the same period of last year. Excluding infrequent items, operating income was NOK 98 million compared with a loss of NOK 199 million in the fourth quarter of 2002. Improved margins were the main factor underlying the improvement, however, costs were also positively influenced by the reversal of accruals for resolved claims of approximately NOK 92 million.

10   Norsk Hydro’s preliminary results – 2003

Difficult market conditions continued in Europe. Consumption of rolled products in Europe fell, according to CRU International Ltd by about six percent compared to the fourth quarter of 2002. The US market was stronger with an increase in consumption of slightly less than five percent for the quarter. However, the stronger Euro compared to USD placed a disadvantage on producers outside the US.

Rolled Products margins increased, contributing NOK 276 million to operating income above that in the same quarter of 2002. Due to the rise in metal prices, inventory gains were NOK 37 million in fourth quarter of 2003 compared with a loss of NOK 94 million in 2002. Increased volumes of higher margin products explains the majority of the remaining improvement. The increase reflects Hydro’s strategy to emphasize the production of higher margin products from its rolling mills.

Rolled Products shipment volumes in the fourth quarter were substantially unchanged for flat rolled products but improved for wire rod.

Operating income for 2003 was NOK 132 million compared to a loss of NOK 295 million in the same period last year. Approximately NOK 10 million of the increase in operating income results from the inclusion of the activities of former VAW, which were not consolidated for the entire period of 2002. Excluding infrequent items, operating income was NOK 203 million, an improvement of NOK 275 million. Improved margins positively impact results by approximately NOK 240 million compared with 2002. Inventory losses declined from about NOK 200 million for 2002 to approximately NOK 120 million in 2003. Higher margins from an improved product mix more than offset price pressure on lower value added products and the negative impact on export sales due to the strengthening of the EURO to USD. Increased shipments, partly due to the ramp up of new capacity, contributed positively to results.

EBITDA for Rolled Products for the fourth quarter of 2003 was NOK 268 million compared to NOK 47 million for the same quarter in the previous year. For 2003, EBITDA was NOK 835 million (NOK 258 million). Excluding infrequent items, EBITDA was NOK 906 million (NOK 481 million), an improvement of NOK 425 million. Approximately NOK 112 million of this improvement results from the inclusion of the activities of former VAW, which were not consolidated for the entire period of 2002.

EXTRUSION AND AUTOMOTIVE

Operating income for Extrusion and Automotive for the fourth quarter was NOK 60 million, compared to an operating loss of NOK 29 million for the same period in 2002. Adjusted for infrequent items, the operating loss was NOK 8 million compared with a loss of NOK 52 million in the fourth quarter of 2002. The improvement was principally due to better results for Extrusion operations in Europe while results for Automotive weakened and are still negative. Results were influenced by a write down of NOK 16 million of assets arising from an improvement program to turn around under-performing units.

The overall market for general extrusion in Europe improved during the fourth quarter. CRU reported an estimated increase in apparent consumption of 2.8 percent for the fourth quarter of 2003. However, the building and construction market in Germany remained difficult resulting in pressure on volumes. For extruded products in North America, CRU reported increases in apparent consumption of about five percent. Global light vehicle sales were reported to be approximately 0.5 percent higher than in the fourth quarter of 2002. However, Western European and North American automotive markets lagged behind the global averages.

In total, the contribution to results from margins was flat compared to the fourth quarter of 2002. For Extrusion operations in Europe, margins were at about the same level measured in Euro, but reflected a positive variance when reported in NOK. Due to price pressure, product mix differences and some cost pressure, margins declined for both the North American extrusion operation and Automotive.

Total volumes in the fourth quarter of 2003 increased compared to 2002 principally due to higher extrusion shipments in Europe and the ramp up of shipments on Automotive contracts. For North American operations, shipments were marginally higher. The increased volumes positively impacted results by approximately NOK 125 million compared to the same period last year.

Fixed costs increased in the fourth quarter by about NOK 70 million. Measured in local currencies however, fixed costs for extrusion activities declined reflecting cost savings in sales and administration activities related to improvement programs and savings related to the closure of activities in 2002. Fixed costs increased relating to Automotive activities due to higher production.

Depreciation expense increased NOK 43 million in fourth quarter due to increased production capacity and a write down of NOK 16 million relating to Automotive fixed assets.

Operating income for 2003 was NOK 98 million (NOK 14 million). Excluding the variance relating to VAW and Technal, for the first quarter of 2003 and infrequent items, operating income was NOK 148 million (NOK 151 million). Volumes increased in 2003 largely due to ramp up of automotive contracts. European extrusion shipments increased while volumes for Hydro’s

Norsk Hydro’s preliminary results – 2003  11

Building systems and North American operations declined due to lower demand. The positive effect of increased volumes was offset by the higher total costs and depreciation expense. Depreciation expense increased in part due to Automotive asset write-downs of approximately NOK 80 million.

EBITDA for Extrusion and Automotive for the fourth quarter of 2003 was NOK 426 million (NOK 285 million). Excluding infrequent items, EBITDA for the fourth quarter was NOK 358 million (NOK 262 million). EBITDA for 2003, excluding the VAW and Technal variance for the first quarter of 2003 and infrequent items, increased by NOK 191 million.

During the quarter, Hydro’s automotive operations strengthened its position by concluding an important agreement relating to delivery of rear bumper components for the Citroen Picasso. Deliveries are scheduled to begin in 2006, and volume is expected to be 300,000 parts annually.

An investment in a greenfield plant for Automotive precision tubing products was approved in the fourth quarter. The plant will be built in the strategically important market of China. Total investment is estimated to NOK 150 million, and start up is expected to be in 2005.

Technal, one of Extrusion’s three primary building system’s brands, has been selected as the supplier of aluminium building solutions for several new sports stadiums in Portugal. Portugal is hosting the 2004 European Football Championship and is in process of building a number of state-of-the-art football stadiums for the event.

HYDRO AGRI

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Operating income	907	209	2,800	2,207

EBITDA	1,484	645	4,748	3,945

	Fourth quarter		Year
Sales including third party products (1,000 tonnes)1) 2)	2003	2002	2003	2002

Europe	3,021	2,768	11,474	11,055
Outside Europe	2,624	2,574	10,733	11,131

Total	5,645	5,342	22,206	22,186

Hydro’s own production from Europe	3,295	2,843	12,849	12,037

1)	Sales volume includes fertilizer products and nitrogen products for technical use.
2)	The base for Agri sales volumes was revised during 4Q 2003 leading to the inclusion of products previously not reported in sales volumes (e.g. nitric acid), and changed practice with respect to reporting liquid volumes on dry raw material basis in the industrial segment.
This led to an increase in the volume base for 2002 of approximately 500,000 tonnes.

Agri’s operating income amounted to NOK 907 million in the fourth quarter, an increase of NOK 698 million compared to fourth quarter 2002. Operating income for the year was NOK 2,800 million, NOK 593 million higher than the year before. A strong development in nitrogen fertilizer prices in the fourth quarter led to record results both for the quarter and the year in total despite negative currency effects and higher energy costs.

Nitrogen fertilizer prices continued the strong increase in the fourth quarter. The average urea price fob Arab Gulf during the fourth quarter was USD 168 per tonne, an increase of 46 percent compared to the same quarter last year. The urea price increase was driven primarily by increased global demand and continued production cutbacks in the US due to high gas prices. Ammonia prices reached an average fourth quarter price of 241 USD fob Trinidad, a 67 percent increase compared to fourth quarter 2002. The positive nitrogen price trend also affected the European nitrate prices. Compared to fourth quarter last year, the CAN price was 38 percent higher measured in USD, while prices in Euro increased by 16 percent.

12   Norsk Hydro’s preliminary results – 2003

The analyses of variances between 2003 and 2002 both for the fourth quarter and the year discussed below, include certain assumptions with regard to currencies, prices, volumes, gas costs and other factors, primarily to isolate effects of currency movements, which is considered necessary to better understand the development in the business. These assumptions are actively used by management to follow up the business.

In total, higher prices measured in US dollars improved operating income by about NOK 950 million compared to the same quarter last year. The high prices had a substantial impact on Agri’s results, partly due to the positive effect of its natural long position (own produced products) in a rising market as well as stronger margins on sales of externally sourced products. Higher gas and oil prices in Europe increased costs for Agri by approximately NOK 200 million compared to fourth quarter last year. The appreciation of the NOK and Euro against the USD had a negative influence on operating income by approximately NOK 100 million. The positive volume effect for the quarter was about NOK 140 million.

Agri’s total sales volume in the fourth quarter was approximately six percent higher than fourth quarter last year, despite the exit from low-margin sales in the phosphate fertilizer market in connection with the divestment of Farmland Hydro last year. For the year as a whole, sales were unchanged. Sales of own produced products from Europe were up 16 percent compared to fourth quarter last year and up seven percent for the year in total.

In Europe, Agri’s fourth quarter sales volume was approximately nine percent higher than the same quarter last year and about four percent higher for the year in total. West European fertilizer imports increased as a result of the increased relative attractiveness of the West European market. Imports into the West European market increased to a level of approximately 26 percent, which is close to the level experienced 2 years ago. Total nitrogen deliveries in West Europe were up approximately 12 percent compared to the fourth quarter last year and 6 percent for the full year. Due to the strong increase in prices, many customers made their purchases early in the season. The annual increase in volumes for 2003 compared to 2002 should be viewed in connection with low sales in the second half of 2002, when some sales were delayed into 2003.

Outside Europe, Agri’s sales volume increased about two percent during the fourth quarter compared to the fourth quarter of 2002. Sales volumes increased for the year as a whole excluding the effect of the Farmland Hydro divestment in 2002. During 2003, Brazil became, for the first time, Agri’s largest national fertilizer market in terms of revenues and volumes with sales of more than 2 million tonnes. Results in Africa, Latin America and Asia were at a higher level than last year, while North America delivered somewhat lower but satisfactory results.

The industrial segment (Hydro Gases and Chemicals) delivered a stronger fourth quarter this year with an operating income of NOK 97 million (NOK 48 million) despite increased raw material costs. EBITDA was NOK 154 million (NOK 131 million). For the year in total, operating income was NOK 447 million, a reduction of NOK 60 million compared to last year. The reduction was due to the increase in ammonia prices. Ammonia is an important input cost to the industrial segment and increased raw material costs normally represent reduced margins in the short term. Sales volume continued to grow both for nitrogen chemicals, industrial gases and environmental products.

Productivity in Agri increased as a result of improvements in the European production system, increasing production by almost 600 kilotonnes of finished fertilizers compared to the previous year. The improvement contributed to a 6 percent reduction in fixed cost per tonne for the year. Total fixed costs for Agri were unchanged in nominal terms on a comparable basis. Net operating capital productivity measured as capital turnover days improved by 13 percent compared to 2002; however, the absolute level increased due to the increase in fertilizer and ammonia prices.

EBITDA for the fourth quarter of 2003 amounted to NOK 1,484 million (NOK 645 million). Positive price developments in the fourth quarter of around NOK 1,000 million (including effects in non-consolidated investees) were partly offset by negative currency effects of about NOK 130 million and higher energy costs of approximately NOK 200 million. The positive volume effect for the quarter was about NOK 140 million. We estimate that approximately NOK 130 million of the positive price effect is related to inventory and natural long position gains, mostly within the ammonia area.

EBITDA for the year was NOK 4,748 million (NOK 3,945 million). Compared to last year the result was influenced by a positive price effect of approximately NOK 2,900 million (including effects in non-consolidated investees) and negative effects from changes in exchange rates (approximately NOK 850 million) and energy prices (approximately NOK 1,200 million). The positive volume effect for the year was about NOK 150 million. The estimated effect of the stronger prices experienced throughout 2003 on Agri’s long position in own produced product are approximately of NOK 300 million.

Factors influencing the short-term outlook: In the second half of January 2004, the urea price has dropped somewhat from the very high levels seen in the fourth quarter. European fertilizer producers’ stocks are now lower than normal due to the large sales volumes in the second half of 2003, and it is not unlikely that demand will be lower than usual during the remainder of the season (first half of 2004). The global market balance for fertilizers is expected to be favourable.

Norsk Hydro’s preliminary results – 2003  13

Changes in energy costs are not expected to have a significant impact on Agri’s results in the first quarter of 2004 compared with the first quarter in 2003. Energy costs for Agri’s ammonia plants in Europe reflect fuel oil prices with an average time lag of 4 – 5 months. This means that first quarter energy costs will mainly reflect fuel oil prices during the third and fourth quarter of 2003, which were roughly at the same level as one year before. A change in exchange rates for the first quarter compared to same quarter 2003 is expected to have a negative EBITDA effect of some NOK 120 million, assuming that the end December exchange rates remain unchanged for Agri’s main currencies.

Hydro’s Extraordinary General Meeting resolved on 15 January 2004 to demerge Hydro Agri. The new company will be named Yara International ASA, and be listed on the Oslo Stock Exchange. The company will have approximately 7,600 employees and be headquartered in Oslo where it will be among the larger public companies in Norway. Yara has the right to use Hydro’s former viking ship logo, which is an important fertilizer brand. Every Hydro shareholder, at the listing date, will obtain one Yara share for each Hydro share held. In the demerger, 80 percent of the Yara shares will be distributed to Hydro’s shareholders. Provided that prevailing market conditions permit, Hydro intends to sell the remaining 20 percent of the Yara shares in an offering at the time of the consummation of the demerger. The Yara shares to be offered by Hydro have not been and will not be registered under the U. S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U. S., Securities Act.

OTHER ACTIVITIES

Operating Income (loss)

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Petrochemicals	28	(64)	(8)	(35)
Other	(18)	84	(406)	48

Total	10	20	(414)	13

EBITDA

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Petrochemicals	148	35	401	320
Other	184	298	739	724

Total	332	333	1,140	1,044

Other activities comprises Petrochemicals, Treka (formerly A/S Korn- og Foderstof Kompagniet), VAW Flexible Packaging (sold in April 2003), Pronova, the casualty insurance company Industriforsikring and Hydro Business Partner.

PETROCHEMICALS

Operating income for Petrochemicals was a positive amount of NOK 28 million in the fourth quarter 2003, an increase of NOK 92 million compared with the corresponding period of the previous year. The improvement was due to improved product prices in Norwegian kroner and higher volumes.

For 2003 as a whole, Petrochemicals incurred an operating loss in the amount of NOK 8 million, representing an improvement of NOK 27 million compared with 2002. EBITDA was a positive amount of NOK 401 million, also an improvement of NOK 81 million compared to 2002. The positive development mainly resulted from higher volumes and somewhat improved product prices in Norwegian kroner for S-PVC and caustic soda, partly offset by higher purchased raw material costs. Results from non-consolidated investees were approximately NOK 60 million higher compared to the same period of 2002, mainly due to higher product prices in Asia, which is the main market for the Qatar Vinyl Company.

In March 2003 Norsk Hydro’s Board of Directors approved the construction of a new chlorine plant at Rafnes, Norway. The investment is estimated to cost approximately NOK 1 billion. The expansion project started in May, and is progressing according to plan. Start-up is expected in the autumn of 2005.

14   Norsk Hydro’s preliminary results – 2003

TREKA

Treka consists solely of the fish feed producer Biomar. Difficult conditions in the fish farming industry resulted in losses on bad debt during the fourth quarter. For 2003 as a whole, losses on bad debts as well as write downs of goodwill and intangible assets, amounted to roughly NOK 570 million.

PRONOVA

Pronova signed an agreement in the quarter to sell 80.1 percent in Pronova Biocare for NOK 165 million. The sale is expected to result in a pre-tax gain of approximately NOK 100 million which will be included as income in the first quarter of 2004.

CORPORATE ACTIVITIES AND ELIMINATIONS

The fourth quarter 2003 included an operating loss of NOK 483 million, compared with an operating income of NOK 153 million in the fourth quarter of 2002. The operating loss for 2003 as a whole was NOK 1,727 million (NOK 24 million). The loss primarily reflects higher pension costs and the elimination of unrealized gains on power purchase contracts. In addition, the 2003 result for Corporate Activities and Eliminations includes costs of NOK 130 million linked to the demerger of Hydro Agri, charged during the fourth quarter.

Costs relating to pensions and related employers’ social security costs, charged to Corporate Activities and Eliminations for the year 2003 as a whole, amounted to approximately NOK 1,146 million, compared to NOK 312 million in 2002. The increase in 2003 primarily reflected increased pension obligations and a reduction in plan assets during 2002. The increase in 2003 also included a non-recurring charge of roughly NOK 230 million, including employers’ social security costs, due to a settlement loss incurred in connection with a reduction in the number of members in certain pension plans in Norway. The reduction in the number of members results from workforce reductions and early retirement programs. As a consequence, a proportionate share of unrecognized net loss in these plans has been recognized for the period.

Hydro Energy is responsible for ensuring the supply of electricity for the company’s own consumption, and has entered into power purchase contracts in the market and sales contracts with other units in the Group. These contracts are recognized at market value in Hydro Energy. For other Hydro units, the related internal purchase contracts are regarded as normal purchase contracts and are not recognized at market value. During the fourth quarter, the estimated market value of the power purchase contracts increased slightly resulting in an unrealized gain for Hydro Energy of NOK 12 million. The elimination of the unrealized gain is reflected as a negative charge to the results for Corporate Activities and Eliminations in the fourth quarter compared to a gain of NOK 612 million in the fourth quarter of 2002. The elimination of unrealized gains for 2003 as a whole, resulted in a charge to Corporate Activities and Eliminations of NOK 141 million (gain of NOK 612 million). The power purchase contracts have a duration of up to 10 years and can result in significant unrealized gains and losses, impacting on the results in future periods. This will depend on trends in forward prices for electricity and changes in the contract portfolio.

In June 2003 the Norwegian tax regulations relating to the removal costs for oil and gas installations on the Norwegian continental shelf were amended. In accordance with earlier regulations, removal costs could not be deducted when calculating taxable income. Instead, the Norwegian state assumed a portion of the removal costs by means of a special removal grant each license calculated on the basis of the average tax rate incurred by the participating companies over the license period. The new rules permit removal costs to be deducted from taxable income. The amendment resulted in a charge to other income of NOK 2,207 million, representing the estimated value of existing grants. The charge has no cash effect and therefore no impact on EBITDA. At the same time, a deferred tax asset representing the value of the new tax deductions (calculated at 78 percent of the accrued asset removal obligation) was included as a reduction to the tax provision for second quarter in the amount of NOK 2,380 million. The net non-recurring effect of the amended regulations amounted to NOK 173 million.

Norsk Hydro’s preliminary results – 2003  15

FINANCE

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Interest income	285	328	1,189	1,548
Dividends received/net gain (loss) on securities	64	6	278	(130)

Interest income and other financial income	349	334	1,467	1,418

Interest expense	(812)	(767)	(2,912)	(3,189)
Capitalized interest	146	170	715	607
Net foreign exchange gain (loss)	711	857	1,035	3,262
Other	(23)	(37)	(104)	(163)

Interest expense and foreign exchange gain/(loss)	22	223	(1,266)	517

Net financial income (expense)	371	557	201	1,935

Net financial income for the fourth quarter was NOK 371 million, including a currency gain of NOK 711 million. The US dollar weakened by roughly five percent during the quarter against the Norwegian krone and almost 10 percent against the Euro and Australian dollar. This has resulted in currency gains on Hydro’s net US dollar denominated debt. However, the Euro strengthened by roughly 2.5 percent against the Norwegian krone resulting in an currency loss on net Euro debt.

Net financial income for 2003 was NOK 201 million, including a foreign exchange gain of NOK 1,035 million. During the course of 2003, the US dollar fell by four percent against the Norwegian krone, while the US dollar weakened considerably against other currencies (roughly 17 percent against the Euro, and 25 percent against the Australian dollar). The US dollar movements have nevertheless resulted in gains on Hydro’s net US dollar denominated debt for the year as a whole. The weakness of the Norwegian krone has, however, resulted in losses on, Hydro’s net Euro denominated debt for 2003.

Net interest bearing debt at the end of 2003 was NOK 18.5 billion, a decrease of NOK 13 billion compared to the end of 2002. The improvement reflects both a high cash flow from operations and the sale of businesses.

Hydro’s debt/equity ratio, defined as net interest bearing debt divided by equity plus minority interest, was 0.21 at the end of 2003. Including net unfunded pension obligations, after tax, and the present value of operational leasing obligations, net interest bearing debt divided by equity was 0.38.

TAX

The provisions for current and deferred taxes for 2003 amounted to NOK 13,937 million, approximately 57 percent of income before tax. This amount consists mainly of current taxes. The equivalent figures for 2002 were NOK 13,278 million and 60 percent.

The tax percentage for 2003 was strongly influenced by the effect of changes in the Norwegian tax regulations relating to the costs of removing oil and gas installations from the Norwegian continental shelf. Pre-tax income includes a negative non-recurring effect of NOK 2,207 million, while the tax expense includes a positive non-recurring effect of NOK 2,380 million.

In its tax assessment for 2001, Norsk Hydro ASA was disallowed a deduction for NOK 495 million in connection with tax-related loss on interest receivable in connection with a UK subsidiary during the period 1982 to 1988. The loss was approved for tax deduction by the Norwegian Tax Appeal Board on 2 June 2003, a decision which is now final. In the third quarter of 2003, tax expense was reduced by NOK 139 million.

Adjusted for the two effects described above, the tax provision represented 62 percent of pre-tax income for the year.

The high tax percent in both 2003 and 2002 is due to the fact oil and gas activities in Norway, which account for a relatively large part of earnings, are charged a marginal tax rate of 78 percent.

Oslo, 16 February 2004
Board of Directors

16   Norsk Hydro’s preliminary results – 2003

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Fourth quarter			Year ended
				December 31
	2003	2003	2002	2003	2003	2002

Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK

Operating revenues	44,533	5,306	44,007	171,782	20,468	167,040
Depreciation, depletion and amortization	4,014	478	3,706	15,093	1,798	13,912
Other operating costs	33,382	3,978	34,305	132,431	15,779	133,297
Restructuring costs	—	—	—	—	—	(10)

Operating income	7,137	850	5,996	24,258	2,891	19,841

Equity in net income of non-consolidated investees	379	45	484	1,229	146	33
Interest income and other financial income	349	42	334	1,467	175	1,418
Other income (loss), net	490	58	—	(1,212)	(145)	219

Earnings before interest expense and tax (EBIT)	8,355	995	6,814	25,742	3,067	21,511

Interest expense and foreign exchange gain/(loss)	22	3	223	(1,266)	(151)	517

Income before tax and minority interest	8,377	998	7,037	24,476	2,916	22,028

Income tax expense	(4,636)	(552)	(3,729)	(13,937)	(1,661)	(13,278)
Minority interest	24	3	(28)	148	18	15

Income before cumulative effect of change in accounting principle	3,765	449	3,280	10,687	1,273	8,765
Cumulative effect of change in accounting principle	—	—	—	281	34	—

Net income	3,765	449	3,280	10,968	1,307	8,765

Earnings per share before change in accounting principle (in NOK and Euro)	14.70	1.75	12.70	41.50	4.94	34.00

Earnings per share (in NOK and Euro)	14.70	1.75	12.70	42.60	5.08	34.00

Average number of outstanding shares	256,712,000	256,712,000	257,960,532	257,528,511	257,528,511	257,799,411

1)	Presentation in Euro is a convenience translation based on the exchange rate at December 31, 2003, which was 8.3928.

Norsk Hydro’s preliminary results – 2003  17

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2003	2003	2002

Million, except per share data	NOK	EUR1)	NOK

ASSETS

Cash and cash equivalents	15,249	1,817	5,965
Other liquid assets	1,581	188	2,647
Receivables	41,503	4,945	40,553
Inventories	17,350	2,068	17,232

Total current assets	75,683	9,018	66,397

Property, plant and equipment, less accumulated depreciation, depletion and amortization	114,998	13,702	112,342
Other assets	27,948	3,330	28,472

Total non-current assets	142,946	17,032	140,814

Total assets	218,629	26,050	207,211

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank loans and other interest bearing short-term debt	5,569	664	7,306
Current portion of long-term debt	1,242	148	1,958
Other current liabilities	43,528	5,186	38,593

Total current liabilities	50,339	5,998	47,857

Long-term debt	28,568	3,404	30,902
Other long-term liabilities	17,537	2,090	14,633
Deferred tax liabilities	33,445	3,984	36,809

Total long-term liabilities	79,550	9,478	82,344

Minority shareholders’ interest in consolidated subsidiaries	660	79	1,143

Shareholders’ equity	88,080	10,495	75,867

Total liabilities and shareholders’ equity	218,629	26,050	207,211

Shareholders’ equity per share	343.10	40.88	294.10

Total number of outstanding shares	256,712,000	256,712,000	257,960,532

1)	Presentation in Euro is a convenience translation based on the exchange rate at December 31, 2003, which was 8.3928.

18    Norsk Hydro’s preliminary results – 2003

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,		December 31,
	2003	2003	2002
Million	NOK	EUR1)	NOK

Operating activities:

Net income	10,968	1,307	8,765

Adjustments:
Depreciation, depletion and amortization	15,093	1,798	13,912
Other adjustments	(1,483)	(177)	(892)

Net cash provided by operating activities	24,578	2,928	21,785

Investing activities:

Purchases of property, plant and equipment	(15,467)	(1,843)	(19,573)
Purchases of other long-term investments	(1,017)	(121)	(18,104)
Net sales (purchases) of short-term investments	1,142	136	(1,154)
Proceeds from sales of property, plant and equipment	941	112	908
Proceeds from sales of other long-term investments	6,561	782	1,477

Net cash used in investing activities	(7,840)	(934)	(36,446)

Financing activities:

Loan proceeds	298	35	707
Principal repayments	(5,342)	(636)	(4,196)
Ordinary shares purchased	(555)	(66)	—
Ordinary shares issued	77	9	70
Dividends paid	(2,711)	(323)	(2,576)

Net cash used in financing activities	(8,233)	(981)	(5,995)

Foreign currency effects on cash flows	779	93	(527)

Net increase (decrease) in cash and cash equivalents	9,284	1,106	(21,183)

Cash and cash equivalents at beginning of period	5,965	711	27,148

Cash and cash equivalents at end of period	15,249	1,817	5,965

1)	Presentation in Euro is a convenience translation based on the exchange rate at December 31, 2003, which was 8.3928.

Norsk Hydro’s preliminary results – 2003  19

CHANGES IN SHAREHOLDERS’ EQUITY

	Year
NOK million	2003	2002

Shareholders’ equity at beginning of period	75,867	74,793
Net income	10,968	8,765
Dividend declared and paid	(2,711)	(2,576)
Foreign currency translation, net	4,856	(7,207)
Hedge of net investment and cash flow hedge	(298)	2,312
Other items recorded directly to shareholders’ equity	(113)	(354)
Reissue (purchase) of treasury stock	(489)	134

Shareholders’ equity at end of period	88,080	75,867

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated.
Hydro’s accounting principles are included in its 2002 Annual Report. The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on 1 January, 2003 in accordance with the description in the 2002 Annual Report and in this Report.
Interim figures and year end figures for 2003 are unaudited.

CHANGE IN ACCOUNTING PRINCIPLES

Hydro implemented the new accounting standard for asset retirement obligations, such as decommissioning and asset removal obligation of oil and gas production platforms, facilities and pipelines [SFAS 143] beginning 1 January, 2003. The new accounting standard requires that the fair value of future asset retirement obligations be recorded in the Company’s balance sheet in the period it is incurred; accordingly, obligations for oil and gas installations should be recognized at the start of production. Asset retirement costs are capitalized as part of the asset’s original cost and depreciated over the asset’s useful life, while changes to the present value of the obligations are charged to earnings. As a result of the new accounting standard, a positive after-tax effect of NOK 310 million was recorded as “cumulative effect of change in accounting principles” in the Company’s results of the first quarter of 2003. The changes also resulted in an increase in the capitalized value of fixed assets by NOK 1,101 million. The increase in the original cost of fixed assets was NOK 1,932 million and related accumulated depreciation was NOK 831 million. In addition, liabilities for asset retirement obligations increased NOK 2,418 million to NOK 4,549 million, and the deferred tax obligation increased NOK 465 million. Up to 27 June, 2003, the Norwegian State’s share of removal obligation was covered by way of grant. This was accounted for as a long-term receivable of NOK 2,092 million.

On 27 June the tax regulation relating to the removal cost for oil and gas instalations on the Norwegian continental shelf were amended, as described on page 14.

The following table reconciles the reported net income, reported earnings per share and asset retirement obligations to that which would have resulted for the three months ended 31 March, 2002 and for the year ended 31 December, 2002, assuming SFAS 143 were adopted 1 January, 2002.

ASSET RETIREMENT OBLIGATIONS

		Fourth quarter	Year
NOK million, except per share data	1.1.2002	2002	2002

Reported net income		3,280	8,765
Depreciation change (after tax)		(21)	(56)

Pro forma net income		3,259	8,709

Reported earnings per share		12.70	34.00
Depreciation change earnings per share		(0.10)	(0.20)

Pro forma earnings per share		12.60	33.80

Pro forma Asset Retirement Obligations	4,268	4,549	4,549

20  Norsk Hydro’s preliminary results – 2003

Hydro Energy has changed its accounting treatment for certain energy contracts in accordance with EITF 02-3, which changes recognition and reporting of gains and losses on energy contracts. As of January 1, 2003, this standard requires energy contracts that are not derivatives to be recorded at the lower of historical cost and fair value. Certain of these contracts were previously accounted for at their market value. The change in accounting treatment resulted in an after-tax charge of NOK 29 million to cumulative change in accounting principles.

Consolidation of Variable Interest Entities

Issued in January 2003 and revised in December 2003, FASB Interpretation 46 “Consolidation of Variable Interest Entities” (FIN 46R) clarifies the application of Accounting Research Bulletin No. 51, Consolidated Final Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support (variable interest entities or VIE’s). The Interpretation provides guidance for determining which party retains the controlling financial interest when the controlling financial interest is achieved through arrangements other that voting interests. As Hydro does not have an controlling interest in so called Special Purpose Entities, or VIE’s created since January 31, 2003, application of the Interpretation is required in its financial statement ending March 31, 2004. Hydro is currently in the process of evaluating existing arrangements that are not Special Purpose Entities to determine if they are variable interest entities.

USE OF NON-GAAP FINANCIAL MEASURES

The U.S. Securities and Exchange Commission recently adopted regulations, effective as of March 28, 2003, governing the use of “non-GAAP financial measures.” Non-GAAP financial measures are defined in the regulations to include financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA is considered such a measure.

In the discussion on operating results, Hydro refers to certain non-GAAP financial measures, including cash return on gross investment (CROGI), EBITDA, and Operating income excluding infrequent or non-recurring items. Hydro’s management makes regular use of these measures to evaluate its performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as providing a better understanding — for management and investors of:

•	The rate of return on investments over time, for Hydro and in each of its capital intensive businesses
•	The operating results of the group and its business segments Hydro manages long-term debt and taxes on a group basis.

Therefore, net income and certain other result measures are discussed only for the group as a whole.

Hydro also measure CROGI based on a long-term price assumptions (referred to as normalized prices). This is in order to not place undue importance on such variables as historically high or low prices of its commodity products, and the effects of changes in currency exchange rates.

Hydro’s steering model, referred to as Value-Based Management, reflects managements focus on cash flow-based performance indicators. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of EBITDA may differ from that of other companies.

EBITDA should not be considered as an alternative to operating income and income before taxes as an indicator of the company’s operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

EBITDA for the core business areas are presented in the table below, in addition to a reconciliation of EBITDA to net income at the Company level. A reconciliation of EBITDA to operating income for the core business areas and sub-segments is presented on page 26 of this report.

Norsk Hydro’s preliminary results – 2003  21

RECONCILIATION OF OPERATING INCOME TO GROSS CASH FLOW

NOK million	2003	2002

Operating Income	24,258	19,841
Equity in net income non-consolidated investees	1,229	33
Interest Income	1,147	1,515
Net gain/(loss) on securities	183	(269)
Dividends received	137	172
Other Income	(1,212)	219
Depreciation, depletion and amortization1)	17,299	13,912
Amortization of excess value for non-consolidated investees	212	235

EBITDA	43,253	35,658

Tax expense	(16,144)	(13,278)

Gross Cash Flow	27,109	22,380

1)	Includes non-cash charge relating to an expected state grant pertaining to an asset removal obligation of NOK 2,207 million.

RECONCILIATION OF TOTAL ASSETS TO GROSS INVESTMENTS

NOK million	2003	2002

Total Assets	218,629	207,211
Deferred Tax Assets	(2,117)	(4,110)
Other Current Liabilities	(42,890)	(38,331)
Accumulated Depreciation PP&E	111,914	99,217
Accumulated Depreciation Goodwill and Intangible Assets	2,714	2,284
Accumulated Amortization of Goodwill and Excess Value in Non-consolidated Investees	569	406
Other	(1,231)	(1,281)

Gross Investments	287,588	265,396

22  Norsk Hydro’s preliminary results – 2003

RECONCILIATION TO NET INCOME

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Hydro Oil & Energy	9,139	7,887	31,826	25,340
Hydro Aluminium	1,809	1,316	6,498	4,334
Hydro Agri	1,484	645	4,748	3,945
Other Activities	332	333	1,140	1,044
Corporate and Eliminations	(366)	274	(959)	995

Total EBITDA1)	12,398	10,455	43,253	35,658

Depreciation, depletion and amortization	(4,014)	(3,706)	(15,093)	(13,912)
Amortization of excess values in non-consolidated investees	(29)	65	(211)	(235)
Other income (expense) non-cash2)	—	—	(2,207)	—
Interest expense	(812)	(767)	(2,912)	(3,189)
Capitalized interest	146	170	715	607
Net foreign exchange gain/(loss)	711	857	1,035	3,262
Other financial items	(23)	(37)	(104)	(163)

Income before tax and minority interest	8,377	7,037	24,476	22,028

Income tax expense	(4,636)	(3,729)	(13,937)	(13,278)
Minority interest	24	(28)	148	15

Income before cumulative effect of change in accounting principle	3,765	3,280	10,687	8,765

Cumulative effect of change in accounting principle	—	—	281	—

Net income	3,765	3,280	10,968	8,765

1)	EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.
2)	The amount relates to the reversal of an expected state grant pertaining to an asset removal obligation.
EBITDA information by segment in each of the core business areas, as well as explanation of the financial performance of each segment, is included in the presentation of the business areas.

NON-RECURRING OR INFREQUENT ITEMS

Hydro also identifies items of a non-recurring or infrequent nature in discussing operating results. These items reflect activities or events which management believes are not indicative of expected trends and outcomes arising from normal, recurring business operations. Generally such items arise as a result of very substantial initiatives including major turnarounds and other transforming events or material events and transactions which are not expected to occur often in the normal course of business. Non-recurring or infrequent items include but are not limited to:

•	costs related to major improvement programs (which will vary from period to period and in certain periods may be insignificant, but which are identified nonetheless to enable investors to understand the total impact of such programs)

•	material changes in the value of assets or liabilities related to infrequent events or major, unusual circumstances

•	material gains or losses related to infrequent or non-recurring events or transactions

In general, Hydro excludes these items from financial measures calculated and presented in accordance with GAAP. This is not done with respect to other smaller, less comprehensive cost reduction programs, efficiency initiatives and business expansion activities which are viewed as normal, recurring activities and do not take away from investors’ understanding of the underlying business performance.

Norsk Hydro’s preliminary results – 2003  23

INDIVIDUAL OPERATING SEGMENT

OPERATING REVENUES

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Exploration and Production	10,684	9,275	37,904	32,970
Energy and Oil Marketing	13,531	12,955	49,370	45,915
Eliminations	(7,618)	(4,736)	(27,315)	(23,040)

Hydro Oil & Energy	16,597	17,494	59,959	55,845

Metals	9,752	10,161	39,923	39,646
Rolled Products	4,360	4,156	18,377	14,790
Extrusion and Automotive	6,209	5,852	24,529	24,245
Other and eliminations	(3,204)	(3,534)	(13,677)	(13,630)

Hydro Aluminium	17,117	16,635	69,152	65,051

Hydro Agri	10,390	6,927	38,174	33,348

Other activities	2,928	4,652	14,013	21,769
Corporate and Eliminations	(2,499)	(1,701)	(9,516)	(8,973)

Total	44,533	44,007	171,782	167,040

EXTERNAL REVENUES

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Exploration and Production	3,420	4,675	12,099	10,136
Energy and Oil Marketing	12,189	11,984	44,308	41,929
Eliminations	(400)	(259)	(1,576)	(965)

Hydro Oil & Energy	15,209	16,400	54,831	51,100

Metals	6,609	6,607	26,509	26,025
Rolled Products	4,202	3,952	17,825	14,135
Extrusion and Automotive	6,200	5,851	24,472	24,186
Other and eliminations	73	50	190	162

Hydro Aluminium	17,084	16,460	68,996	64,508

Hydro Agri	10,242	6,805	37,828	32,818

Other activities	1,985	3,745	10,206	17,988
Corporate and eliminations	13	597	(79)	626

Total	44,533	44,007	171,782	167,040

24  Norsk Hydro’s preliminary results – 2003

INTERNAL REVENUES

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Exploration and Production	7,264	4,600	25,805	22,834
Energy and Oil Marketing	1,342	971	5,062	3,986
Eliminations	(7,218)	(4,477)	(25,739)	(22,075)

Hydro Oil & Energy	1,388	1,094	5,128	4,745

Metals	3,143	3,554	13,414	13,621
Rolled Products	158	204	552	655
Extrusion and Automotive	9	1	57	59
Other and eliminations	(3,277)	(3,584)	(13,867)	(13,792)

Hydro Aluminium	33	175	156	543

Hydro Agri	148	122	346	530

Other activities	943	907	3,807	3,781
Corporate and eliminations	(2,512)	(2,298)	(9,437)	(9,599)

Total	—	—	—	—

DEPRECIATION, DEPLETION AND AMORTIZATION

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Exploration and Production	2,458	2,174	9,052	8,242
Energy and Oil Marketing	152	194	591	764
Eliminations	—	—	—	—

Hydro Oil & Energy	2,610	2,368	9,643	9,006

Metals	427	284	1,517	1,117
Rolled Products	201	228	650	496
Extrusion and Automotive	324	281	1,247	1,010
Other and eliminations	—	—	—	—

Hydro Aluminium	952	793	3,414	2,623

Hydro Agri	304	302	1,133	1,172

Other activities	145	242	892	1,100
Corporate and eliminations	3	1	11	11

Total	4,014	3,706	15,093	13,912

Norsk Hydro’s preliminary results – 2003  25

OPERATING INCOME (LOSS)

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Exploration and Production	5,332	4,477	18,500	13,137
Energy and Oil Marketing	667	881	2,668	2,784
Eliminations	(5)	26	(25)	26

Hydro Oil & Energy	5,994	5,384	21,143	15,947

Metals	608	425	2,293	1,690
Rolled Products	61	(187)	132	(295)
Extrusion and Automotive	60	(29)	98	14
Other and eliminations	(20)	21	(67)	289

Hydro Aluminium	709	230	2,456	1,698

Hydro Agri	907	209	2,800	2,207

Other activities	10	20	(414)	13
Corporate and eliminations	(483)	153	(1,727)	(24)

Total	7,137	5,996	24,258	19,841

EBITDA

	Fourth quarter		Year
NOK million	2003	2002	2003	2002

Exploration and Production	7,812	6,729	27,624	21,593
Energy and Oil Marketing	1,331	1,132	4,226	3,721
Eliminations	(4)	26	(24)	26

Hydro Oil & Energy	9,139	7,887	31,826	25,340

Metals	1,136	964	4,298	2,703
Rolled Products	268	47	835	258
Extrusion and Automotive	426	285	1,432	1,084
Other and eliminations	(21)	20	(67)	289

Hydro Aluminium	1,809	1,316	6,498	4,334

Hydro Agri	1,484	645	4,748	3,945

Other activities	332	333	1,140	1,044
Corporate and eliminations	(366)	274	(959)	995

Total	12,398	10,455	43,253	35,658

26  Norsk Hydro’s preliminary results – 2003

OPERATING INCOME - EBIT — EBITDA FOURTH QUARTER 2003

				Selected			Depr.
	Operating	Non-cons.	Interest	Financial	Other		and
NOK million	income (loss)	investees	income	items	income	EBIT	Amort.	EBITDA

Exploration and Production	5,332	13	9	(1)	—	5,353	2,459	7,812
Energy and Oil Marketing	667	19	12	(12)	490	1,176	155	1,331
Eliminations	(5)	(3)	—	—	—	(8)	4	(4)

Hydro Oil & Energy	5,994	29	21	(13)	490	6,521	2,618	9,139

Metals	608	55	—	31	—	694	442	1,136
Rolled Products	61	(15)	13	(6)	—	53	215	268
Extrusion and Automotive	60	35	8	(3)	—	100	326	426
Other and eliminations	(20)	—	—	1	—	(19)	(2)	(21)

Hydro Aluminium	709	75	21	23	—	828	981	1,809

Hydro Agri	907	247	45	(4)	—	1,195	289	1,484

Other activities	10	30	66	74	—	180	152	332
Corporate and eliminations	(483)	(2)	132	(16)	—	(369)	3	(366)

Total	7,137	379	285	64	490	8,355	4,043	12,398

OPERATING INCOME - EBIT — EBITDA 01.01-31.12.2003

				Selected				Depr.
	Operating	Non-cons.	Interest	Financial	Other			and
NOK million	income (loss)	investees	income	items	income		EBIT	Amort.		EBITDA

Exploration and Production	18,500	29	32	4	—		18,565	9,059		27,624
Energy and Oil Marketing	2,668	81	35	(24)	816		3,576	650		4,226
Eliminations	(25)	(3)	—	—	—		(28)	4		(24)

Hydro Oil & Energy	21,143	107	67	(20)	816		22,113	9,713		31,826

Metals	2,293	379	3	53	—		2,728	1,570		4,298
Rolled Products	132	(14)	18	(5)	—		131	704		835
Extrusion and Automotive	98	68	22	(8)	—		180	1,252		1,432
Other and eliminations	(67)	—	—	1	—		(66)	(1)		(67)

Hydro Aluminium	2,456	433	43	41	—		2,973	3,525		6,498

Hydro Agri	2,800	610	192	(8)	—		3,594	1,154		4,748

Other activities	(414)	83	164	245	162		240	900		1,140
Corporate and eliminations	(1,727)	(4)	723	20	(2,190)	1)	(3,178)	2,219	1)	(959)

Total	24,258	1,229	1,189	278	(1,212)		25,742	17,511		43,253

1)	Includes non-cash charge relating to an expected state grant pertaining to an asset removal obligation of NOK 2,207 million.

Norsk Hydro’s preliminary results – 2003  27

INVESTMENTS1)

	Fourth quarter		Year
NOK million	2003	2002	20032)	2002

Exploration and Production	2,237	2,307	10,270	14,074
Energy and Oil Marketing	254	281	989	622
Eliminations	—	—	—	—

Hydro Oil & Energy	2,491	2,588	11,259	14,696

Metals	1,049	670	3,572	12,728
Rolled Products	263	377	466	7,437
Extrusion and Automotive	623	524	1,543	5,153
Other and eliminations	—	—	—	—

Hydro Aluminium	1,935	1,571	5,581	25,318

Hydro Agri	359	657	1,127	1,543

Other activities	379	352	852	3,115
Corporate and eliminations	23	781	81	1,044

Total	5,187	5,949	18,900	45,716

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2)	Includes non-cash increase in investment from effect of change in accounting principle (FAS 143), of NOK 1,932 million.

EBITDA

	2003				2002
NOK million	4th qtr	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Exploration and Production	7,812	6,814	5,228	7,770	6,729	4,624	5,311	4,929
Energy and Oil Marketing	1,331	927	1,048	920	1,132	827	844	918
Eliminations	(4)	4	(2)	(22)	26	—	—	—

Hydro Oil & Energy	9,139	7,745	6,274	8,668	7,887	5,451	6,155	5,847

Metals	1,136	991	1,124	1,047	964	474	715	550
Rolled Products	268	184	215	168	47	101	82	28
Extrusion and Automotive	426	377	300	329	285	274	331	194
Other and eliminations	(21)	(54)	(20)	28	20	(22)	164	127

Hydro Aluminium	1,809	1,498	1,619	1,572	1,316	827	1,292	899

Hydro Agri	1,484	989	1,073	1,202	645	719	1,198	1,383

Other activities	332	258	290	260	333	365	183	163
Corporate and eliminations	(366)	(76)	21	(538)	274	128	297	296

Total	12,398	10,414	9,277	11,164	10,455	7,490	9,125	8,588

28  Norsk Hydro’s preliminary results – 2003

QUARTERLY RESULTS

	2003				2002
NOK million	4th qtr	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	44,533	41,857	40,578	44,814	44,007	40,813	44,454	37,766
Operating income	7,137	5,730	4,619	6,772	5,996	3,945	5,077	4,823
EBITDA	12,398	10,414	9,277	11,164	10,455	7,490	9,125	8,588
Net income	3,765	2,397	2,324	2,482	3,280	513	2,840	2,132
Earnings per share (NOK)	14.70	9.30	9.00	9.60	12.70	2.00	11.00	8.30

	2003				2002
EURO million	4th qtr	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	5,306	5,116	4,915	5,660	6,049	5,555	5,996	4,897
Operating income	850	700	559	855	824	537	685	625
EBITDA	1,477	1,273	1,124	1,410	1,437	1,019	1,231	1,114
Net income	449	293	281	313	451	70	383	276
Earnings per share (EUR)	1.75	1.10	1.10	1.20	1.80	0.30	1.50	1.10

Amounts have been converted to Euro for convenience using the end exchange rate (NOK/EUR) in effect during the quarters as follows:

	8.3928	8.1817	8.2559	7.9176	7.2754	7.3469	7.4145	7.7116

Norsk Hydro’s preliminary results – 2003  29

VAW ACQUISITION

In January 2002, Hydro entered into an agreement to purchase all the outstanding shares of the German aluminum company, VAW Aluminium AG, a leading aluminum company in Europe. The acquisition was completed on March 15, 2002. VAW is included in Hydro’s consolidated results from that date. VAW had operations in more than 20 countries. The major part of these activities are located in the EU. In addition, VAW had important operations located in North America and the Pacific region. VAW is fully integrated into Hydro’s aluminium operations.

The consideration for VAW amounts to EURO 1,911 million (NOK 14.9 billion). In addition, interest-bearing debt of EURO 703 million (NOK 5.5 billion) and pension obligations of approximately EURO 410 million (NOK 3.2 billion) were assumed. The acquisition was financed by Hydro’s cash holdings.

Assets acquired and liabilities assumed in the VAW acquisition have been recorded at estimated fair value. The purchase price allocation is based on estimates for fair value of assets and liabilities in VAW, and was completed during first quarter 2003. Excess values are for the most part allocated to tangible fixed assets. The allocation does not indicate material goodwill in the transaction.

Because VAW’s inventories have been recorded at estimated fair values as of the time of the acquisition, cost of goods sold was unusually high in the period after acquisition. The effect was approximately NOK 200 million.

NOK million

Preliminary allocation of purchase price:
Cash and cash equivalents	410
Other current assets	11,597
Property, plant and equipment, less accumulated depreciation, depletion and amortization	16,592
Other assets	6,140
Total current liabilities	(9,517)
Total long-term liabilities	(10,022)
Minority shareholders’ interest in consolidated subsidiaries	(356)

Estimated fair value of assets in VAW as of March 15, 2002	14,844

PRO FORMA INFORMATION

The following unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2002.

	Fourth quarter	Year
NOK million	2002	2002

Operating revenues	45,482	174,630
Operating income	6,162	20,554
EBITDA	10,964	36,878
Net income	3,433	9,125

Earnings per share in NOK	13.20	35.30

VAW’s results have been translated into Norwegian kroner at average exchange rates. Pro forma adjustments are made for the fair value adjustments relating to assets and liabilities, depreciation and the amortization of these adjustments as well as finance cost of the acquisition price and deferred tax related to the above mentioned adjustments.

However, no adjustment has been made for the fair valuation of inventories. Significant sales between the companies are eliminated.

The effect of other acquisitions and divestitures on accounting results for 2002 is not material.

30	Norsk Hydro’s preliminary results – 2003

YARA AFTER DEMERGER

FINANCIAL INFORMATION FOR YARA

Background – description of proposed transaction

Hydro’s Shareholder meeting has decided that Hydro Agri will be established as a separate publicly traded company. The separate company will be established under the name Yara International ASA. The separation will be made by means of a demerger transaction effected in accordance with Norwegian law, under which a demerger is the transfer of part of the assets, rights and liabilities of a company to one or more companies against consideration in the form of shares of the transferee company issued to the holders of shares in the transferor company.

In the demerger, the assets, rights and liabilities primarily related to Hydro’s activities in connection with fertilizer products and related chemicals and industrial gases which are today part of Hydro Agri will be transferred to Yara International ASA, which is a wholly-owned subsidiary of Norsk Hydro ASA formed solely for the purpose of acting as the transferee company in the demerger. Upon consummation of the demerger, each holder of a share in Norsk Hydro ASA will receive one share in Yara International ASA for each Hydro share held by that shareholder. The existing Yara International shares, all of which are held by Hydro, will correspond to 20% of the total number of Yara International shares outstanding immediately after the consummation of the Demerger.

Presentation of Financial Information

The combined financial statements for Yara have been carved out from Hydro’s consolidated financial statements for the same periods. Yara’s financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in Norway (N GAAP). There are no material differences between financial statements prepared in accordance with N GAAP and financial statements prepared in accordance with accounting principles generally accepted in the United States (US GAAP) for Yara for the periods presented.

The Combined Financial Statements have been derived from Hydro’s consolidated financial statements, and include the historical operations being transferred to Yara. The operations and companies to be demerged are not identical to the operations reported as Agri Business Area in Hydro’s segment reporting.

Employment Retirement Plans

With respect to employee retirement plans, as of December 31, 2003, the projected benefit obligations (“PBO”) associated with Yara’s defined benefit plans was NOK 5,776 million and the fair value of pension plan assets was NOK 4,049, resulting in a net unfounded obligation for such plans of NOK 1,727. In addition, termination benefit obligations and other pension obligations amounted to NOK 275 million, leaving the net unfounded pension obligations at a total of NOK 2002 million. Net accrued pension liability was NOK 1,221 million as of December 31, 2003, including additional minimum liabilities of NOK 579 million. Unrecognized net loss and prior service costs was NOK 1.361 million as of December 31, 2003, of which NOK 922 million (app. NOK 650 million after tax) is not recognized in equity. Yara’s net pension cost for 2003 amounted to NOK 407 million. The discount rate Yara utilizes for determining pension obligations and pension cost is based on the yield on a portfolio of long-term corporate bonds that receive one of the two highest ratings given by a recognized rating agency. Yara provides defined benefit plans in several countries and in various economic environments that will affect the actual discount rate applied. App. one-fifth of Yara’s projected benefit obligation relates to Norway. The weighted average discount rate applied as of December 31, 2003 was 5.5%.

As a result of rounding adjustments, figures or percentages may not add up to the total.

Split of Hydro, explanations to Yara’s Carve-out financial statements

The split of Hydro’s financial statements as of December 31, 2003 is included in the tables below. This split presents the adjustments to arrive at Yara’s Carve-out financial statements after demerger. The financial statements are prepared according to US GAAP. For a description of the Carve-out principles, and allocation of previously unallocated items, please refer to Notes to Carve-out Financial Statements for Yara on page 33.

Financial statements presented in the following are unaudited.

Norsk Hydro’s preliminary results – 2003	31

YARA AFTER DEMERGER

CONDENSED CONSOLIDATED STATEMENTS OF INCOME US GAAP

	December 31, 2003
	Hydro		Yara Carve-out	Hydro
NOK Million, except per share information	Before Demerger	Adjustments1)	After Demerger	After Demerger

Operating revenues	171,782	2,831	38,334	136,279
Depreciation, depletion and amortization	15,093	—	1,146	13,947
Other operating costs	132,431	2,831	34,463	100,799

Operating income	24,258	—	2,724	21,534

Equity in net income of non-consolidated investees	1,229	—	610	619
Interest income and other financial income	1,467	—	177	1,290
Other income (loss), net	(1,212)	—	40	(1,252)

Earnings before interest expense and tax (EBIT)	25,742	—	3,551	22,191

Interest expense and foreign exchange gain/(loss)	(1,266)	—	(622)	(644)

Income before tax and minority interest	24,476	—	2,928	21,548

Income tax expense	(13,937)	—	(902)	(13,035)
Minority interest	148	—	(3)	151

Income before cumulative effect of change in accounting principle	10,687	—	2,023	8,664
Cumulative effect of change in accounting principle	281	—	—	281

Net income	10,968	—	2,023	8,945

Earnings per share before cumulative effect of change in accounting principle	41.50	—	6.33	33.60
Earnings per share	42.60	—	6.33	34.70

Average number of outstanding shares	257,528,511		319,442,590	257,528,511

1)	Adjustments to the revenues for Yara and Hydro after demerger are related to internal sales previously eliminated in Hydro’s consolidated financial statements, total of NOK 2,831 million. For Yara, such sales amounted to NOK 313 million for the year ended 31 December 2003. For Hydro, such sales amounted to NOK 2,518 million for the year ended 31 December 2003.

32	Norsk Hydro’s preliminary results – 2003

YARA AFTER DEMERGER

CONDENSED CONSOLIDATED BALANCE SHEETS US GAAP

	December 31, 2003
	Hydro		Yara Carve-out	Hydro
NOK Million	Before Demerger	Adjustments1)	After Demerger	After Demerger

ASSETS

Cash and cash equivalents	15,249	—	376	14,873
Other liquid assets	1,581	—	28	1,553
Receivables	41,503	—	8,059	33,444
Receivables, Hydro/Yara	—	8,173	373	7,800
Inventories	17,350	—	5,325	12,025

Total current assets	75,683	8,173	14,161	69,695

Property, plant and equipment, less accumulated depreciation, depletion and amortization	114,998	—	7,219	107,779
Other non-current assets	27,948	2,048	4,559	25,437

Total non-current assets	142,946	2,048	11,778	133,216

Total assets	218,629	10,221	25,939	202,911

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank loans and other interest bearing short-term debt	5,569	—	295	5,274
Current portion of long-term debt	1,242	—	30	1,212
Interest-bearing loans and payables to Hydro/Yara	—	8,173	7,800	373
Other current liabilities	43,528	—	5,804	37,724

Total current liabilities	50,339	8,173	13,929	44,583

Long-term debt	28,568	—	165	28,403
Other long-term liabilities	17,537	—	2,252	15,285
Deferred tax liabilities	33,445	—	648	32,797

Total long-term liabilities	79,550	—	3,065	76,485

Minority shareholders’ interest in consolidated subsidiaries	660	—	96	564

Shareholders’ equity	88,080	2,048	8,849	81,279

Total liabilities and shareholders’ equity	218,629	10,221	25,939	202,911

1)	Adjustments constitutes receivables and payables between Hydro and Yara. In addition, Hydro’s cash contribution to Yara International ASA (transferee company) constitutes an investment for Hydro after the demerger, and is presented as Other non-current assets with NOK 2,048 million.

Norsk Hydro’s preliminary results – 2003	33

YARA AFTER DEMERGER

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

Revenues

Revenues for Yara and Hydro after demerger includes sales previously eliminated in Hydro’s consolidated financial statements. For Yara, such sales to Hydro amounted to NOK 313 million, NOK 530 million and NOK 598 million for the years ended December 31, 2003, 2002 and 2001, respectively. Hydro’s sales to Yara, for the years 2003, 2002 and 2001 amounted to NOK 2,518 million, NOK 2,021 million and NOK 2,186 million respectively. The majority of this revenue derives from energy supplied by Hydro to Yara.

Receivables and payables related to transactions between Hydro and Yara

Receivables and payables following transactions between Hydro and Yara were previously eliminated as internal items in Hydro’s consolidated financial statements. Such receivables and payables are shown separately in the Carve-out financial statements.

Corporate costs

Hydro’s policy is to charge the costs of shared services and corporate center support to the operating business segments based on their consumption of such services. However, certain costs related to general management, governance functions, corporate accounting, investor relations and similar functions have previously been regarded as shareholder costs and included in Hydro’s general corporate overhead costs. For the purpose of Carve-out financial statements, these general corporate overhead costs were allocated between Hydro and Yara for all periods prior to October 1, 2003, which is the effective financial date of the demerger. Total allocation to Yara constitutes NOK 10 million for the nine months ended September 30, 2003. For the years ended December 31, 2002 and 2001, the amounts allocated were NOK 4 million and NOK 12 million, respectively. For the period from October 1, 2003 to December 31, 2003, Yara was charged with common and corporate services, in accordance with the demerger plan. In addition, costs relating to cash management and finance functions are allocated to Yara with NOK 22 million for the nine months ended September 30, 2003. For the years ended December 31, 2002 and 2001, costs allocated amounted to NOK 30 million and NOK 34 million, respectively. General and overhead costs have been allocated based on the ratio of EBITDA as a proxy for the gross values of Hydro and Yara. For cash management, allocation is based on revenues to reflect use of the services. Yara, in accordance with the demerger plan, is not charged for such services for the period October 1, 2003 to December 31, 2003.

Cash and loans

Hydro uses a centralized approach to cash management and financing of its operations. As a result, the Yara operations have not had separate funds or external financing. Cash and cash equivalents in the consolidated financial statements primarily represents cash held by certain foreign units serving as local finance centers for operations in the Hydro Group, or with separate cash management. Similarly, short and long term borrowings mainly consist of the parent company’s loans. It has been decided in the demerger plan that Yara will have a net interest bearing debt of NOK 8.5 billion as of the separation date. Hydro has provided Yara with short-term interest bearing financing from the separation date, October 1, 2003, until the consummation date, which is expected to be March 25, 2004. Accordingly, this amount is included as net interest bearing debt in the Carve-out financial statements in the period prior to the effective financial date of the demerger. From October 1, 2003, the Carve-out financial statements reflect the financing agreed upon in the demerger plan. As of December 31, 2003, short-term interest bearing debt is adjusted for repayments made by Yara in the period between October 1, 2003 and December 31, 2003. The agreed level of net debt, adjusted for external net debt and cash holdings in Yara, is presented as short-term interest bearing loan for Yara, and a corresponding short term receivable for Hydro. Yara has obtained external financing, which will replace the financing Yara had from Hydro, as of the completion date of the demerger.

Financial Income and Expense

For the purpose of calculating Yara Carve-out financial income and expense for the period prior to October 1, 2003, it has been assumed that the agreed net debt assigned to Yara in the demerger plan consists of an average of NOK 800 million of cash holdings, and NOK 9,300 million of interest bearing debt. The average cash balance of NOK 800 million reflects the assumed level of cash expected to be necessary for Yara’s operations. For the period from October 1, 2003 to December 31, 2003, Yara’s financial income and expenses will be based upon the conditions stated in the loan agreement entered into between Yara and Hydro in connection with the demerger. In this period, Yara is not allocated any share of Hydro’s financial income or expenses including foreign currency exchange gains and losses.

Interest expense has been allocated to Yara in the Carve-out financial statements based on Hydro’s actual interest expense for the periods presented prior to the effective financial date of the demerger, October 1, 2003 and Yara’s assumed average

34	Norsk Hydro’s preliminary results – 2003

YARA AFTER DEMERGER

debt of NOK 9,300 million relative to Hydro’s total interest bearing debt. Hydro’s net foreign currency gains and losses have been allocated to Yara based on the same principle as for interest expense in the corresponding periods.

Interest income for Yara consists of carved-out actual interest income on Yara’s trade receivables. In addition, for the periods prior to October 1, 2003, interest income is calculated on the average cash balances of NOK 800 million. The allocated interest income is based on Hydro’s actual interest rates received, and Yara’s assumed average cash position of NOK 800 million relative to Hydro’s total cash holdings for the periods presented.

The financial income and expense in Yara’s Carve-out financial statements reflect Hydro’s credit rating, hedge activities and strategies, and actual loan agreements in the periods presented before the effective financial date of the demerger, October 1, 2003, and may not be indicative of financial income and expense for Yara on a stand-alone basis.

Pension Costs

As of the separation date, Yara will have assumed responsibility for pension benefits for employees in certain defined benefit plans in Norway that, prior to the separation date, were reported as part of Corporate and Eliminations. Prior to the separation date, Yara’s pension cost for these plans was equal to an approximated service cost and was settled in each period with an offsetting cost recovery effect in Corporate and Eliminations. In the Carve-out accounts, the approximated service cost charges has been replaced with Yara’s proportional share of plan assets and obligations, and net periodic pension cost, according to NRS 6 Pension Cost. Effects on results from this change vary from period to period, and are not material.

Income Taxes

Hydro uses a centralized approach to tax planning and tax management. This includes the use of legal structures resulting in tax consolidation across different business areas. Income tax expense for Yara in the Carve-out financial statements has been established in order to give an indication of what the tax expenses would have been if Yara had been a separate company/group. All significant effects of tax consolidation of Yara’s taxable income in the various countries with the taxable income of the remaining part of Hydro have been eliminated.

However, the tax expense in the Carve-out financial statements may not reflect what the tax expense would have been had Yara been a stand-alone company during the period presented.

Hydro will, in accordance with the demerger plan, be responsible for the current taxes on Yara’s results for the period prior to the effective date of the demerger. Yara’s tax liability, as of December 31, 2003, therefore reflects only current income tax payable for the period from October 1, 2003 until December 31, 2003.

Cash flow statement

Cash flow statements for Yara’s and Hydro’s Carve-out financial statements are based on historical results of Yara’s business, and certain assumptions regarding the split of assets, liabilities and activities, of which the most important are:

•	Carve-out adjustments related to cost allocations are charged to cash flows from operations in the same periods as they are charged to results

•	Income taxes charged to the Carve-out financial statements are charged to cash flows from operations in the same periods as they are charged to results

•	Financing activities are integrated with Norsk Hydro’s financing activities. The total cash generated by Yara’s operations until October 1, 2003 is for the purpose of these Carve-out financial statements, assumed to have been used for servicing equity.

Norsk Hydro’s preliminary results – 2003	35

YARA AFTER DEMERGER

CARVE-OUT COMBINED STATEMENTS OF INCOME N GAAP

NOK Million, except per share information	2003	2002	2001

Operating revenues	38,334	33,477	37,449

Raw materials and energy costs	27,207	23,449	25,998
Change in inventories of own production	(16)	(76)	469
Payroll and related costs	3,216	2,921	3,463
Depreciation, depletion and amortization	1,147	1,183	1,580
Other	4,056	3,857	3,876

Operating costs and expenses	35,610	31,334	35,386

Operating income before financial items and other income	2,723	2,143	2,063

Equity in net income of non-consolidated investees	610	57	330
Interest income and other financial income	177	245	408
Other income/(loss), net	40	142	(53)

Earnings before interest expense and tax (EBIT)	3,550	2,587	2,748

Interest expense and foreign exchange gain/(loss)	(622)	(16)	(765)

Income before tax and minority interest	2,927	2,571	1,983

Income tax expense	(902)	(845)	(599)

Net Income	2,025	1,726	1,384

Minority interest	(3)	(11)	85

Net income after minority interest	2,022	1,715	1,469

Earnings per share	6.33	5.37	4.60

Average number of outstanding shares	319,442,590	319,442,590	319,442,590

36	Norsk Hydro’s preliminary results – 2003

YARA AFTER DEMERGER

CARVE-OUT COMBINED N GAAP BALANCE SHEETS

NOK Million, except per share information	2003	2002	2001

ASSETS
Deferred tax assets	784	409	57
Other intangible assets	240	154	155

Intangible assets	1,023	563	212

Property, plant and equipment	7,219	7,090	8,072

Non-consolidated investees	2,549	2,089	2,519
Prepaid pension, investments and other non-current assets	1,031	861	815

Financial non-current assets	3,580	2,950	3,334

Inventories	5,325	4,383	5,437
Accounts receivable, less allowances	6,721	5,424	6,662
Receivables, Hydro	373	126	135
Prepaid expenses and other current assets	1,168	1,030	1,169
Other liquid assets	28	35	27
Cash and cash equivalents	376	419	860

Current assets	13,992	11,417	14,290

Total assets	25,814	22,020	25,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	543	543	543
Premium paid-in capital	3,689	3,689	3,689

Total paid-in capital	4,232	4,232	4,232

Retained earnings	4,616	1,700	4,598

Total retained earnings	4,616	1,700	4,598

Minority shareholders’ interest in consolidated subsidiaries	96	85	85

Shareholders’ equity	8,944	6,017	8,915

Accrued pension liabilities	1,760	1,530	1,121
Deferred tax liabilities	636	255	781
Other long-term liabilities	492	624	735

Long-term liabilities	2,888	2,409	2,637

Long-term debt	165	174	246

Bank loans and other interest-bearing short-term debt	295	361	623
Current portion of long-term debt	30	84	116
Interest-bearing loans, Hydro	7,499	8,336	8,402
Payables, Hydro	301	404	728
Other current liabilities	5,693	4,235	4,241

Current liabilities	13,818	13,420	14,110

Total liabilities and shareholders’ equity	25,814	22,020	25,908

Total Number of Outstanding Shares	319,442,590	319,442,590	319,442,590

Norsk Hydro’s preliminary results – 2003	37

YARA AFTER DEMERGER

CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS N GAAP

NOK Million, except per share information	2003	2002	2001

OPERATING ACTIVITIES:

Net income	2,022	1,715	1,469

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation, depletion and amortization	1,147	1,183	1,580
Equity in net income of non-consolidated investees	(610)	(57)	(330)
Dividends received from non-consolidated investees	336	206	295
Deferred taxes	(33)	(3)	42
Loss (gain) on sale of non-current assets	(109)	(294)	(50)
Loss (gain) on foreign currency transactions	(11)	(670)	77
Other	72	56	33
Working capital changes that provided (used) cash:
Receivables	(628)	(201)	758
Inventories	(564)	310	502
Prepaid expenses and other current assets	(493)	(247)	263
Other current liabilities	387	757	(1,453)

Net cash provided by operating activities	1,516	2,755	3,186

INVESTING ACTIVITIES:

Purchases of property, plant and equipment	(930)	(1,134)	(664)
Purchases of other long-term investments	(333)	(529)	(233)
Net sales (purchases) of short-term investments	6	(21)	27
Proceeds from sales of property, plant and equipment	294	224	122
Proceeds from sales of other long-term investments	177	506	193

Net cash used in investing activities	(786)	(954)	(555)

FINANCING ACTIVITIES:

Net cash used in financing activities	(848)	(2,136)	(2,233)

Foreign currency effects on cash flows	77	(106)	(101)

Net increase (decrease) in cash and cash equivalents	(43)	(441)	297
Cash and cash equivalents at beginning of year	419	860	563

Cash and cash equivalents at end of year	376	419	860

38	Norsk Hydro’s preliminary results – 2003

YARA AFTER DEMERGER

CARVE-OUT OPERATING SEGMENT INFORMATION

EXTERNAL OPERATING REVENUES *

NOK million	2003	2002	2001

Upstream	5,787	3,263	3,760
Downstream	27,711	25,768	28,364
Industrial	4,672	4,290	4,786
Other and Eliminations	164	156	539

Total	38,334	33,477	37,449

*	Including Yara’s sales to Hydro, NOK 313 million, NOK 530 million, NOK 598 million for the years 2003, 2002 and 2001

INTERNAL OPERATING REVENUES

NOK million	2003	2002	2001

Upstream	9,387	7,863	9,521
Downstream	1,333	954	1,082
Industrial	47	70	75
Other and Eliminations	(10,767)	(8,887)	(10,678)

Total	—	—	—

OPERATING REVENUE

NOK million	2003	2002	2001

Upstream	15,174	11,126	13,281
Downstream	29,044	26,722	29,446
Industrial	4,719	4,360	4,861
Other and Eliminations	(10,603)	(8,731)	(10,139)

Total	38,334	33,477	37,449

DEPRECIATION, DEPLETION AND AMORTIZATION

NOK million	2003	2002	2001

Upstream	534	557	700
Downstream	377	370	570
Industrial	231	257	304
Other and Eliminations	5	(1)	6

Total	1,147	1,183	1,580

OPERATING INCOME

NOK million	2003	2002	2001

Upstream	1,366	585	1,037
Downstream	1,245	1,315	1,073
Industrial	432	491	377
Other and Eliminations	(320)	(248)	(424)

Total	2,723	2,143	2,063

Norsk Hydro’s preliminary results – 2003	39

YARA AFTER DEMERGER
EQUITY IN NET INCOME OF NON-CONSOLIDATED INVESTEES

NOK million	2003	2002	2001

Upstream	513	12	290
Downstream	92	36	36
Industrial	5	9	4
Other and Eliminations	—	—	—

Total	610	57	330

EARNINGS BEFORE INTEREST AND TAX (EBIT)

NOK million	2003	2002	2001

Upstream	1,885	627	1,355
Downstream	1,502	1,620	1,443
Industrial	470	540	346
Other and Eliminations	(307)	(200)	(396)

Total	3,550	2,587	2,748

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (EBITDA)

NOK million	2003	2002	2001

Upstream	2,403	1,267	2,054
Downstream	1,916	2,016	2,028
Industrial	701	797	652
Other and Eliminations	(303)	(202)	(389)

Total	4,717	3,878	4,345

INVESTMENTS

NOK million	2003	2002	2001

Upstream	318	401	161
Downstream	533	1,082	380
Industrial	201	257	169
Other and Eliminations	136	(191)	116

Total	1,188	1,549	826

EXTERNAL INTEREST INCOME

NOK million	2003	2002	2001

Upstream	6	5	28
Downstream	167	175	333
Industrial	8	15	17
Other and Eliminations	(5)	11	(14)

Total	176	206	364

OTHER INCOME (LOSS), NET

NOK million	2003	2002	2001

Upstream	—	25	—
Downstream	—	91	—
Industrial	23	25	(53)
Other and Eliminations	17	1	—

Total	40	142	(53)

Pro Forma adjustments will only effect segment ‘Other and Elimination’

40	Norsk Hydro’s preliminary results – 2003

YARA AFTER DEMERGER

GEOGRAPHICAL SEGMENT INFORMATION

	Assets(1)			Long-lived Assets(1)			Investments(1)
NOK Million	2003	2002	2001	2003	2002	2001	2003	2002	2001

Norway	4,855	5,510	5,112	2,680	2,793	3,114	220	92	130

France	4,613	3,892	4,956	1,097	1,007	1,178	179	116	76
The Netherlands	2,150	2,230	1,926	1,259	1,156	1,104	277	229	233
Germany	2,160	1,739	1,307	678	577	643	123	79	68
Italy	1,833	1,668	1,958	576	484	507	35	84	90
Great Britain	1,470	1,339	1,583	458	475	596	18	113	15
Belgium	1,209	629	341	77	57	2	—	117	—
Sweden	890	783	835	331	317	318	29	73	25
Denmark	223	193	306	172	154	173	18	16	19
Spain	448	289	510	50	28	29	20	2	4
Other	88	89	82	2	1	—	1	0	0

Total EU	15,084	12,851	13,804	4,700	4,256	4,550	700	829	530
Other Europe	153	175	536	37	29	68	3	3	15

Total Europe	20,092	18,536	19,452	7,417	7,078	7,732	923	924	675

Asia	3,055	2,679	3,435	1,632	1,406	1,658	35	72	37
South and Central America	2,379	2,020	2,893	1,184	958	1,220	151	356	116
Africa	1,902	1,814	1,554	194	177	174	49	68	(32)
North America	1,695	1,403	1,758	370	421	622	30	130	30
Australia and New Zealand	31	18	13	1	1	1	—	—	—

Total outside Europe	9,062	7,934	9,653	3,381	2,963	3,675	265	626	151
Eliminations	(3,341)	(4,450)	(3,197)	—	—	—	—	—	—

Total	25,814	22,020	25,908	10,799	10,041	11,407	1,188	1,549	826

1)	The identification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in non-consolidated investees; property, plant and equipment (net of accumulated depreciation) and non-current financial assets. Eliminations are related to internal transactions between geographical areas.

Norsk Hydro’s preliminary results – 2003	41

YARA AFTER DEMERGER

GEOGRAPHICAL SEGMENT INFORMATION

	Operating revenues(1)
NOK million	2003	2002	2001

Norway	1,833	1,759	1,964

France	3,730	3,392	3,689
Germany	2,461	2,312	2,526
Great Britain	2,357	2,239	2,225
Italy	2,339	2,099	2,543
Spain	1,639	1,236	1,109
Sweden	1,015	795	948
The Netherlands	794	739	859
Belgium	534	503	532
Denmark	502	556	586
Other	829	338	800

Total EU	16,200	14,209	15,817

Other Europe	1,026	823	905

Total Europe	19,059	16,791	18,686

South and Central America	5,191	4,716	5,172
Asia	4,269	4,166	4,332
North America	5,637	3,831	5,235
Africa	3,934	3,805	3,705
Australia and New Zealand	244	168	319

Total outside Europe	19,275	16,686	18,763

Total	38,334	33,477	37,449

1)	Operating revenues are identified by customer location

42	Norsk Hydro’s preliminary results – 2003

YARA AFTER DEMERGER

NOTES TO PRO FORMA FINANCIAL STATEMENTS

Basis for presentation

Pro forma financial statements are based upon the Carve-out financial statements, with the adjustments described below. The pro forma financial statements should be read in conjunction with the Carve-out financial statements and the notes thereto.

General and overhead cost

In the pro forma figures for Yara, costs being invoiced and allocated from Hydro were adjusted to represent estimates for Yara’s general and overhead costs, calculated as if Yara had been a stand-alone company. The adjustments made were compared to similar costs included in the Carve-out accounts. For the years 2003 and 2002, the pro forma adjustments are increases of 12 MNOK and 15 MNOK, respectively, while 2001 is a decrease of 3 MNOK.

Financial expenses and interest-bearing debt

Net interest-bearing debt of Yara as per December 31, 2003 amounts to app. NOK 7,6 billion. In the calculation of the pro forma net interest expense, it has been assumed that Yara needs an average of NOK 800 million level of cash for operations.

Interest rates used in the calculation are based on margins from the term sheets for the new Yara financing agreed from March 25, 2004, added to the relevant inter-bank rates for the relevant currencies as per February 5, 2004. Furthermore, the calculation reflects Yara’s intention to swap app. 50% of the loans to fixed interest rates. Yara’s new financing consists of two multi-currency credit facilities. For the purpose of calculating pro forma interest cost adjustments, the expected future currency mix under the two facilities has been used. For pro forma purposes, it is assumed that the majority of the debt will be in US dollars.

Interest expense in foreign currency has been translated to NOK based on the average exchange rates for the respective years. No pro forma adjustments have been made with regard to foreign currency exchange gain or loss compared to the Carve-out financial statements.

For the years 2003, 2002 and 2001, the pro forma adjustments reduce the net financial expenses with 225 MNOK, 248 MNOK and 142 MNOK, respectively. For the years 2002 and 2001, net interest bearing debt is reduced from NOK 8,5 billion assumed in the Carve-out to NOK 7,6 billion, representing the actual debt level at the end of 2003.

Income taxes

Adjustments for income taxes comprise tax effects of the pro forma adjustments described above. For the years 2003, 2002 and 2001 the tax expenses have been increased by 60 MNOK, 65 MNOK and 41 MNOK, respectively.

Norsk Hydro’s preliminary results – 2003	43

YARA AFTER DEMERGER

PRO FORMA COMBINED STATEMENTS OF INCOME N GAAP

NOK Million, except per share information	2003	2002	2001

Operating revenues	38,334	33,477	37,449

Raw materials and energy costs	27,207	23,450	25,999
Change in inventories of own production	(16)	(76)	469
Payroll and related costs	3,216	2,921	3,463
Depreciation, depletion and amortization	1,147	1,183	1,580
Other	4,068	3,872	3,874

Operating costs and expenses	35,622	31,350	35,383

Operating income before financial items and other income	2,711	2,128	2,066

Equity in net income of non-consolidated investees	610	57	330
Interest income and other financial income	137	195	358
Other income/(loss), net	40	142	(53)

Earnings before interest expense and tax (EBIT)	3,498	2,521	2,701

Interest expense and foreign exchange gain/(loss)	(358)	282	(574)

Income before tax and minority interest	3,140	2,804	2,127

Income tax expense	(962)	(910)	(640)

Net income	2,178	1,894	1,487

Minority interest	(3)	(11)	85

Net income after minority interest	2,175	1,882	1,573

Earnings per share	6.81	5.89	4.92

Average number of outstanding shares	319,442,590	319,442,590	319,442,590

44	Norsk Hydro’s preliminary results – 2003

YARA AFTER DEMERGER

PRO FORMA COMBINED BALANCE SHEETS N GAAP

NOK Million, except per share information	2003	2002	2001

ASSETS

Deferred tax assets	784	408	57
Other intangible assets	240	154	154

Intangible assets	1.023	562	211

Property, plant and equipment	7.219	7.091	8.072

Non-consolidated investees	2.549	2.089	2.519
Prepaid pension, investments and other non-current assets	1.031	861	815

Financial non-current assets	3.580	2.950	3.334

Inventories	5.325	4.383	5.437
Accounts receivable, less allowances	6.721	5.424	6.663
Receivables, Hydro	373	126	135
Prepaid expenses and other current assets	1.168	1.030	1.169
Other liquid assets	28	35	27
Cash and cash equivalents	376	419	860

Current assets	13.992	11.417	14.291

Total assets	25.814	22.020	25.909

LIABILITIES AND SHAREHOLDERS’ EQUITY

Share capital	543	543	543
Premium paid-in capital	3.689	3.689	3.689

Total paid-in capital	4.232	4.232	4.232

Retained earnings	4.616	2.616	5.514

Total retained earnings	4.616	2.616	5.514

Minority shareholders’ interest in consolidated subsidiaries	96	85	85

Shareholders’ equity	8.944	6.934	9.831

Accrued pension liabilities	1.760	1.530	1.121
Deferred tax liabilities	636	254	781
Other long-term liabilities	492	624	735

Long-term liabilities	2.888	2.408	2.637

Long-term debt	165	174	246

Bank loans and other interest-bearing short-term debt	295	360	623
Current portion of long-term debt	30	84	116
Interest bearing loans, Hydro	7.499	7.420	7.486
Payables, Hydro	301	404	728
Other current liabilities	5.693	4.235	4.241

Current liabilities	13.818	12.503	13.194

Total liabilities and shareholders’ equity	25.814	22.020	25.909

Total Number of Outstanding Shares	319.442.590	319.442.590	319.442.590

Norsk Hydro’s preliminary results – 2003	45

YARA AFTER DEMERGER

PRO FORMA COMBINED STATEMENTS OF CASH FLOWS N GAAP

NOK Million	2003	2002	2001

OPERATING ACTIVITIES:

Net income	2,175	1,882	1,573

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation, depletion and amortization	1,147	1,183	1,580
Equity in net income of non-consolidated investees	(610)	(57)	(330)
Dividends received from non-consolidated investees	336	206	295
Deferred taxes	(33)	(3)	42
Loss (gain) on sale of non-current assets	(109)	(294)	(50)
Loss (gain) on foreign currency transactions	(11)	(670)	77
Other	72	56	33
Working capital changes that provided (used) cash:
Receivables	(628)	(201)	758
Inventories	(564)	310	502
Prepaid expenses and other current assets	(493)	(247)	263
Other current liabilities	387	757	(1,453)

Net cash provided by operating activities	1,669	2,922	3,290

INVESTING ACTIVITIES:

Purchases of property, plant and equipment	(930)	(1,134)	(664)
Purchases of other long-term investments	(333)	(529)	(233)
Net sales (purchases) of short-term investments	6	(21)	27
Proceeds from sales of property, plant and equipment	294	224	122
Proceeds from sales of other long-term investments	177	506	193

Net cash used in investing activities	(786)	(954)	(555)

FINANCING ACTIVITIES:

Net cash used in financing activities	(848)	(2,136)	(2,233)

Foreign currency effects on cash flows	77	(106)	(101)

Net increase (decrease) in cash and cash equivalents	112	(274)	401

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad

JOHN O. OTTESTAD
(Executive Vice President and
Chief Financial Officer)

Date: February 16, 2004